Trilogy International Partners Inc.

Notice of Annual General Meeting of Shareholders on May 10, 2019

Management Information Circular

_______

March 28, 2019

March 28, 2019

Dear Shareholders,

On behalf of the board of directors the ("Board") of Trilogy International Partners Inc. (the "Corporation"), I would like to invite you to attend the Annual General Meeting of Shareholders of the Corporation (the "Meeting"), to be held on May 10, 2019 at 7:00 a.m., Pacific Daylight Time, at the offices of the Corporation located in Suite 400, 155 108th Avenue NE, Bellevue, Washington, United States 98004.

The enclosed Management Information Circular (the "Circular") describes the business to be conducted at the Meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us. Should you be unable to attend the meeting there are instructions included within this Circular that describe the process for providing your voting instructions, via proxy or voting information form, to ensure your voice is heard. The voting instructions can be found on page 4 of this Circular.

We look forward to speaking with you at the Meeting.

Sincerely,

John W. Stanton
Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the "Meeting") of the shareholders ("Shareholders") of Trilogy International Partners Inc. (the "Corporation" or "TIP Inc.") will be held on May 10, 2019 at 7:00 a.m., Pacific Daylight Time, at the offices of the Corporation located in Suite 400, 155 108th Avenue NE, Bellevue, Washington, United States 98004, in order to:

1. receive the consolidated financial statements of the Corporation for the year ended December 31, 2018 and the auditor's report thereon;

2. elect directors who will serve until the next annual meeting of Shareholders;

3. appoint auditors that will serve until the next annual meeting of Shareholders and authorize the directors to fix their remuneration;

4. to consider, and, if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve the Corporation's restricted share unit plan (the "RSU Plan") as set out in Schedule "A" to the accompanying Management Information Circular (the "Circular"), and to reserve common shares from treasury for issuance under the RSU Plan, the full text of which is set out in the accompanying Circular under the heading "Approval of the Restricted Share Unit Plan";

5. to consider, and, if thought fit, pass with or without amendment, an ordinary resolution to approve amendments to the Corporation's deferred share unit plan (the "DSU Plan") as set out in Schedule "B" to the Circular, and to reserve common shares from treasury for issuance under the DSU Plan, the full text of which is set out in the accompanying Circular under the heading "Approval of the Amended Deferred Share Unit Plan"; and

6. transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

The board of directors of the Corporation (the "Board") has fixed the close of business on March 20, 2019 as the record date (the "Record Date") for determining the Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. The Corporation has prepared a list, as of the close of business on the Record Date, of the holders of common shares (the "Common Shares") and the special voting share (the "Special Voting Share" and together with the Common Shares, the "Shares") in the capital of the Corporation.  A holder of record of Shares whose name appears on such list is entitled to vote the Shares shown opposite such holder's name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, the Corporation proxies must be received at the Toronto office of TSX Trust Company ("TSX Trust"), the Corporation's registrar and transfer agent, located at 301 - 100 Adelaide Street West, Toronto, Ontario, Canada M5H 4H1, by 5:00 p.m. Eastern Daylight Time on May 8, 2019, or 48 hours (excluding Sundays, Saturdays and holidays) prior to any adjourned or postponed Meeting. Shareholders whose Shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

The Canadian securities regulators allow for the use of notice-and-access for delivery of the Circular to both the registered and non-registered Shareholders of the Corporation. The Circular has not been mailed, but Shareholders are provided with notice on where to find the Circular online or how to request a paper copy. The Circular provides you with additional details surrounding notice-and-access as well as information about the Corporation and the business to be conducted at the Meeting. Please review the Circular before you cast your vote.

Proxies will be counted and tabulated by TSX Trust in such a manner as to protect the confidentiality of how a particular Shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy's validity or to permit management and the Board to discharge their legal obligations to the Corporation or its Shareholders.

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DATED this 28th day March 2019.

By Order of the Board of Directors of TIP Inc.

John W. Stanton
Chairman of the Board of Directors

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MANAGEMENT INFORMATION CIRCULAR

This management information circular, including all schedules hereto (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management ("Management") of Trilogy International Partners Inc. (the "Corporation" or "TIP Inc.") from the holders of common shares (the "Common Shares") and the special voting share (the "Special Voting Share" and together with the Common Shares, the "Shares") of the Corporation, for the purposes set forth in the Notice of Annual General Meeting of shareholders of the Corporation (the "Shareholders") accompanying this Circular. The annual general meeting of the Shareholders of the Corporation, or any adjournment(s) or postponement(s) thereof (the "Meeting"), will be held on May 10, 2019 at 7:00 a.m., Pacific Daylight Time, at the offices of the Corporation located in Suite 400, 155 108th Avenue NE, Bellevue, Washington, United States 98004.

General Information

Except as otherwise stated, the information contained herein is given as of March 20, 2019.  Figures in this Circular are expressed in United States dollars ("US$"), the same currency that the Corporation uses in its consolidated financial statements for the year ended December 31, 2018 (the "Annual Financial Statements"), unless otherwise stated. As at December 31, 2018 and March 20, 2019 (the effective date of this Circular), the value of the Canadian dollar ("C$"), based on the Bank of Canada's daily rates of exchange, was US$0.73 and US$0.75, respectively. As at December 31, 2018 and March 20, 2019 (the effective date of this Circular), the value of the New Zealand dollar ("NZD$"), based on the rates published by Oanda (www.oanda.com), was US$0.67 and US$0.69, respectively.

Corporate Background

TIP Inc. was incorporated under the name "Alignvest Acquisition Corporation" ("Alignvest") under the Business Corporations Act (Ontario) ("OBCA") on May 11, 2015. Alignvest was a special purpose acquisition corporation, or "SPAC", formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its "qualifying acquisition".

On November 1, 2016, Alignvest and Trilogy International Partners LLC ("Trilogy LLC") entered into an arrangement agreement (as amended December 20, 2016, the "Arrangement Agreement"). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the "Arrangement").

At the effective time of the Arrangement, Alignvest's name was changed to "Trilogy International Partners Inc." and Alignvest's authorized capital was amended to create one Special Voting Share and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the "TIP Inc. Warrants") to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The TIP Inc. Warrants are governed by the terms of a warrant agency agreement dated June 24, 2015 (as amended February 7, 2017) between the Corporation and TSX Trust Company ("TSX Trust").

Immediately following the effective time of the Arrangement, TIP Inc. continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) ("BCBCA"). As a result of this continuation, the Corporation adopted new Articles that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Corporation to comply with the Overseas Investment Act 2005 of New Zealand.

For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix "F" thereto), as amended January 12, 2017, which is available on the Corporation's company profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and in the United States on the Electronic Data Gathering Analysis and Retrieval ("EDGAR") database at www.sec.gov.

Voting Trust Agreement

In connection with the Arrangement, the Corporation, Trilogy LLC and TSX Trust entered into a Voting Trust Agreement dated February 7, 2017 (the "Voting Trust Agreement"). This summary of the Voting Trust Agreement is qualified in its entirety by reference to that agreement, which is available on the Corporation's SEDAR profile at www.sedar.com.

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Voting Rights

Under the Voting Trust Agreement, the Corporation issued one Special Voting Share to TSX Trust, as trustee for the benefit of the holders (the "Unitholders") of Class C Units in Trilogy LCC (the "Trilogy LLC Class C Units"). The Special Voting Share carries the same number of votes as would attach to the Common Shares that the holders of Trilogy LLC Class C Units would receive upon the redemption of all Trilogy LLC Class C Units outstanding on the record date for such vote. The Special Voting Share may be cast by TSX Trust at any meeting of the Corporation at which the holders of Common Shares are entitled to vote or in respect of any written consents that are sought from the Shareholders by the Corporation (other than in respect of any matter upon which only the Common Shares are entitled under applicable law to vote as a separate class).

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share is not entitled to vote separately as a class on a proposal to amend the Articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to those held by the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles of the Corporation; or (iii) create a new class of shares equal or superior to the Special Voting Share.

Each Unitholder on the record date for any Meeting or Shareholder consent at which holders of Common Shares are entitled to vote will be entitled to instruct TSX Trust to exercise the votes attached to the Special Voting Share for the Trilogy LLC Class C Units held by the Unitholder. TSX Trust will exercise each vote attached to the Special Voting Share only as directed by the relevant Unitholder and, in the absence of instructions from a Unitholder as to voting, will not exercise those votes.

Except as otherwise provided by the Seventh Amended and Restated Limited Liability Company Agreement among Trilogy LLC and its members (the "Trilogy LLC Agreement") dated February 7, 2017, the Voting Trust Agreement or applicable law, the Unitholder is not directly entitled to receive notice of or to attend any meeting of the holders of Common Shares or to vote at any such meeting.

In accordance with the Voting Trust Agreement, TSX Trust will mail or cause to be mailed (or otherwise communicate) to the Unitholders the notice of each meeting at which the holders of Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct TSX Trust to exercise the votes attaching to the Special Voting Share, on the same day as the Corporation mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

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VOTING INFORMATION

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail pursuant to "notice-and-access" (as further described below), but proxies may also be solicited personally, by telephone, e-mail, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by Management will be borne directly by the Corporation. The Corporation will reimburse investment dealers, brokers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of Shares.  Invoices for such permitted fees and costs should be directed to the attention of the Chief Financial Officer of the Corporation (the "CFO") at 155 108 Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Notice to United States Shareholders

The solicitation of proxies involves securities of an issuer located in Canada and is being effected and disclosed in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is incorporated under the BCBCA, certain of its directors (each, a "Director") are residents of Canada and a substantial portion of the Corporation's assets and the assets of such Directors are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or Directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and Directors to subject themselves to a judgment by a United States court.

Notice-and-Access

The Corporation is availing itself of the "notice-and-access" provisions in securities laws that permit the Corporation to forego mailing paper copies of this Circular and proxy-related materials to Shareholders and Unitholders and instead make them available for review, print and download via the internet.

In accordance with the requirements of National Instrument 54-101, Communication With Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators ("NI 54-101"), the Corporation has distributed a notice (the "Notice Package") to the registered Shareholders, to certain non-registered Shareholders, to clearing agencies and intermediaries for onward distribution to other non-registered Shareholders, and to TSX Trust for onward distribution to the registered Unitholders, of the internet website location where Shareholders and registered Unitholders may access the notice of Meeting, this Circular and the instrument of proxy (collectively, the "Meeting Materials").

The Corporation will pay for intermediaries to forward the Notice Package and, if applicable, the Meeting Materials to objecting beneficial owners (as defined in NI 54-101) to whom the Corporation has not sent Notice Packages directly. Intermediaries are required to forward the Notice Package and, if applicable, the Meeting Materials to such non-registered Shareholders except for those non-registered Shareholders who have waived their right to receive Meeting Materials. Typically, intermediaries will use a service company (such as Broadridge Financial Services Inc.) to forward the Notice Package to non-registered Shareholders.

Pursuant to the Voting Trust Agreement, TSX Trust is required to mail or cause to be mailed (or otherwise communicate) to the Unitholders the Notice Package and a statement as to the manner in which the holder may instruct TSX Trust to exercise the votes attaching to the Special Voting Share on the same day as the Corporation mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online at https://docs.tsxtrust/2015. The Notice Package also includes instructions to Shareholders and Unitholders on how to request delivery of printed copies of the Meeting Materials.

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If you wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access, please contact TSX Trust by calling 1-866-600-5869 or emailing TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by May 1, 2019.

Advice to Registered Shareholders - Voting and Revocation of Proxies

A registered Shareholder is a Shareholder that holds Shares in its own name. A registered Shareholder may attend and vote at the Meeting. Alternatively, a registered Shareholder may deposit a proxy that nominates a person or entity to represent the Shareholder at the Meeting. The proxy included in the Notice Package and accompanying this Circular nominates officers and/or Directors of the Corporation for this purpose. A Shareholder desiring to appoint a person or entity, other than those Management nominees named in the accompanying form of proxy, to represent such Shareholder at the Meeting may do so either by inserting such person's or entity's name in the blank space provided for that purpose in the accompanying proxy or by completing another proper form of proxy and, in either case, depositing the properly completed and signed proxy at the office of the Corporation's registrar and transfer agent TSX Trust indicated on the enclosed envelope for receipt not later than 5:00 p.m. (Eastern Daylight Time) on May 8, 2019, or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjusted time of the Meeting, or by delivering it to the Chair of the board of Directors of the Corporation (the "Board"), prior to the commencement of the Meeting on the date of such Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Voting of Proxies

The Shares represented by properly completed and executed proxies that are received in the manner prescribed above will be voted (or withheld from voting) in accordance with the instructions of the Shareholder, including on any ballot votes that may take place at the Meeting.  If you have not specified how to vote on a particular matter, then your proxy holder can vote your Shares as he or she sees fit.  Where no choice is specified, the Shares represented by properly completed and executed proxies in favour of the Management proxy nominees named in the printed portion of the enclosed proxy will be voted "FOR" each of the matters to be voted on by Shareholders, as follows:

"FOR" the election as Directors of the seven nominees listed in this Circular for the ensuing year;

"FOR" the appointment of Grant Thornton LLP as independent auditors of the Corporation for the ensuing year and the authorization of the Directors to fix their remuneration;

"FOR" the resolution ratifying, confirming and approving the RSU Plan (as defined below) and the unallocated entitlements thereunder; and

"FOR" the resolution amending the DSU Plan (as defined below) and approving the unallocated entitlements thereunder.

The accompanying proxy also confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters as may properly come before the Meeting.  At the date of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to Management should properly come before the Meeting, the Shares represented by proxies in favour of the Management nominees named in the accompanying form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominees.

A proxy given by a Shareholder for use at the Meeting may be revoked by an instrument in writing that is signed by the Shareholder or by the Shareholder's attorney, if authorized in writing, or by transmitting, by electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder's attorney, if authorized in writing, to or at the registered office of the Corporation's registrar and transfer agent at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or by delivering to the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by law.

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Advice to Non-Registered Shareholders - Voting Information Forms

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  A Shareholder may be non-registered (a "Non-Registered Holder") because it holds interests in the Corporation in respect of Shares that are not registered in its own name but are instead registered in the names of entities such as brokerage firms, banks or trust companies through which the Shares were purchased on behalf of the Shareholder or to which the Shareholder transferred Shares that were formerly registered in the Shareholder's own name.  More particularly, a person is a Non-Registered Holder in respect of Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares; or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans).

Non-Registered Holders who have not objected to an Intermediary disclosing certain ownership information about them to the Corporation are referred to as non-objecting beneficial owners ("NOBOs"). Those Non-Registered Holders who have objected to an Intermediary disclosing ownership information about them to the Corporation are referred to as objecting beneficial owners ("OBOs").

In accordance with the requirements of NI 54-101, the Corporation has assumed responsibility for sending the Notice Package and, if applicable, the Meeting Materials directly to the NOBOs. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. Also in accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice Package and, if applicable, the Meeting Materials to the Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless, in the case of certain proxy-related materials, the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.

The Notice Package sent to each NOBO and OBO includes a Voting Instruction Form ("VIF") which, when properly completed and signed by the NOBO or OBO and returned to the Corporation (in the case of a NOBO) or the appropriate Intermediary or its service company (in the case of an OBO), will constitute voting instructions that the Corporation or Intermediary must follow.  The purpose of this procedure is to permit NOBOs and OBOs to direct the voting of the Shares that they beneficially own.

Non-Registered Holders receiving a VIF cannot use that form to vote their Shares directly at the Meeting.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

Non-Registered Holders who wish to revoke or amend their VIFs, or revoke their proxies, should refer to the instructions received from TSX Trust.

Advice to Unitholders - Voting Information Forms

Each Unitholder as at March 20, 2019, the record date (the "Record Date") for the Meeting, or any adjournment thereof, is entitled to instruct TSX Trust as to the exercise of the voting rights attached to the Special Voting Share for each Trilogy LLC Class C Unit that such Unitholder held as at the Record Date. The Special Voting Share entitles TSX Trust for the benefit of the Unitholders to cast the same number of votes that equals the number of Trilogy LLC Class C Units outstanding as at the Record Date. TSX Trust will exercise each vote attached to the Special Voting Share only as directed by the relevant Unitholder and, in the absence of instructions from a Unitholder as to voting, will not exercise those votes.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share is not be entitled to vote separately as a class on a proposal to amend the Articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles of the Corporation; or (iii) create a new class of shares equal or superior to the Special Voting Share.

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TSX Trust has assumed responsibility for delivering the Notice Package to you and for delivering the Meeting Materials if you request such materials. TSX Trust has also assumed responsibility for executing your proper voting instructions as set forth in your VIF. Please return your VIF as specified in the request for voting instructions. The purpose of this procedure is to permit Unitholders to direct the voting of their Trilogy LLC Class C Units through the Special Voting Share. Unitholders should carefully follow the instructions set out in the VIF including those regarding when and where VIFs are to be delivered.  Should a Unitholder wish to attend the Meeting or have someone else attend on his/her behalf, the Unitholder may instruct TSX Trust in the VIF to appoint the Unitholder or his/her nominee as the proxy of TSX Trust, which will entitle the Unitholder or his/her nominee to attend and vote at the Meeting.

Unitholders who wish to revoke or amend their VIFs, or revoke their proxies should refer to the instructions received from TSX Trust.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only Shareholders who are entitled to receive notice of and to attend and vote at the Meeting are those who are listed on the Corporation's register of Shareholders as at the Record Date. Similarly, the only Unitholders who are entitled to give voting instructions to TSX Trust, pursuant to the Voting Trust Agreement, are those who are listed on Trilogy LLC's register of Unitholders as at the Record Date (see "Voting of Proxies" above).

Each Common Share outstanding on the Record Date carries the right to one vote. The holder of the Special Voting Share is entitled to the number of votes equal to the number of votes which would attach to the Common Shares receivable by the holders of Trilogy LLC Class C Units upon the redemption of all Trilogy LLC Class C Units outstanding as at the Record Date. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy LLC Class C Units, votes shall not be cast in respect of such holder.

As at March 28, 2019, the Corporation had 57,925,319 Common Shares issued and outstanding and one Special Voting Share, which as at the date of this Circular, is entitled to votes equaling a total of 26,313,478 Common Shares (such number equaling the issued and outstanding Trilogy LLC Class C Units) being 31.2% of the voting securities outstanding as at March 28, 2019.

To the knowledge of the Directors and executive officers of the Corporation, as at March 28, 2019 no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the combined voting rights attached to the issued and outstanding Common Shares and the Special Voting Share through ownership of the Trilogy LLC Class C Units, except as detailed below.

Name	Number and Type of Securities	Type of Ownership	Percentage of Class	Total Voting Power
Alignvest Management Corporation	9,674,738 Common Shares	Registered	16.7%	11.5%
SG Enterprises II, LLC	735,473 Common Shares 16,014,994 Trilogy LLC Class C Units	Registered	1.3% 60.9%	19.9%

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Investors Rights Agreement

Other than as disclosed herein, no group of Shareholders has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Shares.

Upon the completion of the Arrangement, each of SG Enterprises II, LLC ("SG Enterprises"), which is wholly owned by John W. Stanton and Theresa E. Gillespie, each a Director, and Alignvest Management Corporation ("AMC") entered into an investor rights agreement (each, an "Investor Rights Agreement") with the Corporation. Under the terms of each of the Investor Rights Agreements, SG Enterprises and AMC (each, the "Investor") has the right to nominate two Directors to the Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a Director; and (ii) the nominee is eligible to serve as a director under the BCBCA, the rules of any stock exchange on which the Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the Board.

Each Investor has the right to nominate two Directors to the Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of Common Shares (as defined below) owned by the Investor. Thereafter, each Investor will have the right to nominate two Directors to the Board for so long the Relevant Percentage Ownership of Common Shares owned by the Investor is greater than 7.5%. If the Relevant Percentage Ownership of Common Shares owned by the Investor is:

(a) less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one Director to the Board; and

(b) less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Board.

For the purposes of the Investor Rights Agreements, the "Relevant Percentage Ownership of Common Shares" means:

(a) for SG Enterprises, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number issued and outstanding of Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b) for AMC, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by AMC (including any Common Shares directly or indirectly beneficially owned by Alignvest Partners Master Fund LP (the "Alignvest Partners"), but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares, by (b) the sum of (i) the number of issued and outstanding of Common Shares; plus (ii) the number of  issued and outstanding Trilogy LLC Class C Units.

In addition to the foregoing, for as long as the Investor has the right to nominate at least one Director to the Board, the Investor will also have the right, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors (as defined in the Trilogy LLC Agreement) to the Board that were not approved by all of the then existing Independent Directors, provided that such proposed new Independent Directors: (i) satisfy the consent and BCBCA eligibility requirements specified above; (ii) satisfy all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) do not directly or indirectly own any Trilogy LLC Class C Units.

SG Enterprises has elected to nominate John W. Stanton and Theresa E. Gillespie to the Board. AMC has elected to nominate Reza R. Satchu and Nadir Mohamed to the Board.

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BUSINESS OF THE MEETING

Receipt of Financial Statements

The Annual Financial Statements and accompanying auditor's report thereon will be presented at the Meeting, and will be mailed to those registered and beneficial Shareholders, including Unitholders, of the Corporation who requested them.  The Annual Financial Statements are available under the Corporation's company profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

Election of Directors

At the Meeting, Shareholders and Unitholders will be asked to elect seven Directors (the "Nominees") for the ensuing year. The Board's current Directors and the Nominees for election at the Meeting are Theresa E. Gillespie, Alan D. Horn, Bradley J. Horwitz, Mark Kroloff, Nadir Mohamed, Reza R. Satchu and John W. Stanton. Each Director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the Articles of the Corporation.

Majority Voting Policy

The Corporation has adopted a "majority voting policy" that provides for individual Director voting by the Shareholders. Under the majority voting policy, if any nominee for Director with respect to whom the number of the votes attached to Shares represented in person or by proxy at a meeting of Shareholders of the Corporation are "withheld" from voting for his or her election equals or is greater than the number of votes cast "for" such election, the nominee must promptly submit his or her resignation to the Chair of the Board for consideration following that meeting. The Compensation and Corporate Governance Committee (the "C&CG Committee") will consider whether or not to accept the resignation and make a recommendation to the Board in respect thereof. A press release disclosing the Board's determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the meeting.

Advance Notice Policy

As a result of the continuation of the Corporation under the BCBCA, the Corporation adopted new Articles that include an advance notice policy (the "Advance Notice Policy"). The Advance Notice Policy provides that any Shareholder seeking to nominate a candidate for election as a Director (a "Nominating Shareholder") at any annual meeting of the Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of Directors, must give timely notice thereof in proper written form to the General Counsel of the Corporation.

To be timely, a Nominating Shareholder's notice to the General Counsel must be made: (i) in the case of an annual meeting of Shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of Shareholders of the Corporation, provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of Shareholders of the Corporation (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Corporation's Articles also prescribe the proper written form for a Nominating Shareholder's notice.

The Chair of the Meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Directors may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

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Nominees and Qualifications

The following tables set out the names of each of the Nominees for election as Director, and other information including: age; the place in which the Nominee is ordinarily resident; his or her principal occupation and principal occupations held in the last five years; the number of Common Shares and Trilogy LLC Class C Units beneficially owned, controlled or directed, directly or indirectly, by the Nominee as at December 31, 2018; the period or periods during which the Nominee has served as a Director; current membership on committees of the Board; record of attendance at meetings of the Board and its committees through December 31, 2018; and whether or not the Board has determined the Nominee to be independent.

Management does not anticipate that any of the proposed Nominees will be unable to serve as a Director; however, if for any reason any of the proposed Nominees does not stand for election or is unable to serve as such, the Shares represented by proxies given in favour of that Nominee may be voted by the person designated by Management in the enclosed proxy, in his or her discretion, in favour of another nominee.

In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote "FOR" the election of the Directors set out in the following tables.

John W. Stanton		Age: 63
Washington, U.S.		Non-Independent Director since February 7, 2017
Chairman

John W. Stanton was a Co-Founder and was Chairman of the Management Committee of Trilogy LLC from 2005 until the completion of the Arrangement Agreement with TIP Inc. in 2017. He was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless Corporation ("Western Wireless") and its predecessors from 1992 until Western Wireless was acquired by Alltel Communications on August 1, 2005.  Western Wireless was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International, was licensed to provide wireless communications services in 11 countries in Europe, Eastern Europe, Africa, Latin America, and the Caribbean.  Mr. Stanton was Chairman of the Board of Directors of T-Mobile USA from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003.  Mr. Stanton served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company.  From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular Communications ("McCaw Cellular"); he was Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and Chief Operating Officer of McCaw Cellular from 1985 to 1988.  Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013, and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the boards of directors of Microsoft and Costco Wholesale Corporation, both of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Managing Partner of First Avenue Entertainment LLLP, which owns the Seattle Mariners, a Major League Baseball team. Mr. Stanton has a bachelor's degree in political science from Whitman College and an MBA from Harvard University. Mr. Stanton is married to Theresa E. Gillespie, who is also a Director of TIP Inc.

Present Principal Occupation, Business or Employment
Director of TIP Inc.
Board/Committee Membership			Meeting Attendance
Board (Chairman)			Attendance (5/5)
C&CG Committee			Attendance (3/3)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2018)
Common Shares[1]	Trilogy LLC Class C Units[2]	Restricted Share Units	Deferred Share Units
735,473	16,014,994	Nil	Nil

Notes:

(1) 735,473 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Stanton through SG Enterprises II, LLC, an entity owned and controlled by Mr. Stanton and Theresa E. Gillespie.

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(2) 16,014,994 Trilogy LLC Class C Units Shares are beneficially controlled or directed, directly or indirectly, by Mr. Stanton through SG Enterprises II, LLC, an entity owned and controlled by Mr. Stanton and Theresa E. Gillespie.

Bradley J. Horwitz		Age: 63
Washington, U.S.		Non-Independent Director since February 7, 2017
Chief Executive Officer and Director

Bradley J. Horwitz was a Co-Founder of Trilogy LLC and was its President and Chief Executive Officer from the commencement of operations in 2006 until the completion of the Arrangement with TIP Inc. in 2017.  Mr. Horwitz has been involved in the wireless industry since 1983. He was Executive Vice President of Western Wireless and President of Western Wireless International from 1994 until Western Wireless was acquired by Alltel Communications in 2005. Mr. Horwitz led Western Wireless International's expansion into 11 international markets with operations in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Prior to joining Western Wireless, Mr. Horwitz worked at McCaw Cellular, where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. Mr. Horwitz is the chair of the board of Hong Kong Broadband, a publicly listed provider of fiber services in Hong Kong, and serves on the boards of the Center for Global Development and the Mobile Giving Foundation.

Present Principal Occupation, Business or Employment
Director and Chief Executive Officer of TIP Inc.
Board/Committee Membership		Meeting Attendance
Board		Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2018)
Common Shares	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units
128,592	1,340,506	242,681[1]	Nil

Notes:

(1) Restricted Share Units shown for Mr. Horwitz include 138,514 unvested units that were granted to Mr. Horwitz by the Board in 2017 and 104,167 unvested units granted by the Board in 2018.  These totals are exclusive of performance-based Restricted Share Units that were also granted in 2017 and 2018 that were cancelled because the Corporation did not achieve 2017 and 2018 financial goals established by the Board as a condition to vesting. See Report on Executive Compensation - Share-Based and Option-Based Awards - Summary of Restricted Share Unit Plan".

Theresa E. Gillespie		Age: 66
Washington, U.S.		Non-Independent Director since February 7, 2017
Director

Theresa E. Gillespie was a Co-Founder of Trilogy LLC and a member of its Management Committee from 2005 until the completion of the Arrangement with TIP Inc. in 2017.  Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997.  Since 1988, Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton control.  From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular.  From 1976 to 1986, she was employed by a national public accounting firm. Ms. Gillespie was the tax matters partner for Trilogy LLC. She has a bachelor's degree from the University of Washington in business administration with a concentration in accounting.  Ms. Gillespie is married to Mr. Stanton.

Present Principal Occupation, Business or Employment
Director of TIP Inc.
Board/Committee Membership		Meeting Attendance
Board		Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2018)
Common Shares[1]	Trilogy LLC Class C Units[2]	Restricted Share Units	Deferred Share Units
735,473	16,014,994	Nil	Nil

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Notes:

(1) 735,473 Common Shares are beneficially controlled or directed, directly or indirectly, by Ms. Gillespie through SG Enterprises II, LLC, an entity owned and controlled by Ms. Gillespie and John W. Stanton.

(2) 16,014,994 Trilogy LLC Class C Units Shares are beneficially controlled or directed, directly or indirectly, by Ms. Gillespie through SG Enterprises II, LLC, an entity owned and controlled by Ms. Gillespie and John W. Stanton.

Mark Kroloff		Age: 62
Alaska, U.S.		Independent Director since February 7, 2017
Director

Mark Kroloff is the managing member of First Alaskan Capital Partners, LLC, a private investment firm. He served as a member of the board of directors of General Communication Inc., an integrated telecommunications provider, until its acquisition by Liberty Ventures in March 2018. He serves as a board observer of Nova ehf, an Icelandic telecommunications provider. Previously, Mr. Kroloff served as the General Counsel and later as the Chief Operating Officer of Cook Inlet Region, Inc., at that time one of the largest minority-owned wireless, radio, and television providers in the U.S. Mr. Kroloff is a lawyer who began his career with the firm of Munger, Tolles & Olson LLP in Los Angeles. He received his B.A. from Claremont McKenna College and his J.D. from the University of Texas School of Law.

Present Principal Occupation, Business or Employment
Managing Partner, First Alaskan Capital Partners
Board/Committee Membership			Meeting Attendance
Board			Attendance (5/5)
Audit Committee[1]			Attendance (4/4)
C&CG Committee (Chair)			Attendance (3/3)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2017)
Common Shares[2]	Trilogy LLC Class C Units[3]	Restricted Share Units	Deferred Share Units
26,322	391,526	Nil	29,240

Notes:

(1) Mr. Kroloff served as Chair of the Audit Committee until March 27, 2019; after such time Alan D. Horn succeeded him as Chair of the Audit Committee.

(2) 26,322 Common Shares are beneficially controlled or directed, directly or indirectly, by Mr. Kroloff through FACP TINZ LLC.

(3) 391,526 Trilogy LLC Class C Units are beneficially controlled or directed, directly or indirectly, by Mr. Kroloff through FACP Investment Trilogy II, LLC (224,292 Units) and FACP Trilogy Investment, LLC (167,234 Units).

Alan D. Horn	Age: 67
Ontario, Canada	Independent Director since November 8, 2018
Director

Alan D. Horn is the President and Chief Executive Officer of Rogers Telecommunications Ltd. and certain private companies that control Rogers Communications Inc., a TSX and NYSE listed media and telecommunications company with an enterprise value in excess of $35 billion. He served as a chair of Rogers Communications Inc. from March 2006, to December 2017. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017. He has served as a director of Fairfax Financial Holdings Ltd. since April 2008, and as a director of Fairfax India Holdings Corp. since 2015. He is a chartered professional accountant and a chartered accountant. He has a B.Sc. with first class honours in mathematics from the University of Aberdeen, Scotland.

Present Principal Occupation, Business or Employment
President and Chief Executive Officer of Rogers Telecommunications Ltd.
Board/Committee Membership	Meeting Attendance
Board[1]	Attendance (2/2)
Audit Committee (Chair)[2]	Attendance (1/1)
C&CG Committee [3]	Attendance (0/0)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2018)
Common Shares	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units[4]
Nil	Nil	Nil	14,367

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Notes:

(1) Attended one meeting as a Board member and one meeting as an observer immediately before his appointment to the Board on November 8, 2018.

(2) Attended one meeting as an observer immediately before his appointment to the Board on November 8, 2018, Mr. Horn was appointed Chair of the Audit Committee on March 27, 2019.

(3) No C&CG Committee meetings occurred between November 8, 2018, the date of Mr. Horn's appointment, and December 31, 2018.

(4) 14,367 Deferred Share Units were granted to Mr. Horn on December 31, 2018.

Nadir Mohamed		Age: 62
Ontario, Canada		Independent Director since May 21, 2015
Director (Lead Independent Director)

Nadir Mohamed is Chairman of the Board of Directors of AMC. He is the retired President and Chief Executive Officer of Rogers Communications Inc.  While at Rogers Communications Inc., Mr. Mohamed also held positions as the President and Chief Operating Officer of the company's Communications Group and as the President and Chief Executive Officer of Rogers Wireless. Earlier in his career, he served as a senior executive at Telus Communications and at BC Telecom. Mr. Mohamed is currently a director on the boards of TD Financial Group, Cineplex, Ryerson University, and Next Canada. He is also the Co-Founder and Chair of Scale Up Ventures and Ryerson Futures Inc. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree and holds CPA, CA and FCA designations.

Present Principal Occupation, Business or Employment
Corporate Director
Board/Committee Membership			Meeting Attendance
Board (Lead Independent Director)			Attendance (5/5)
Audit Committee			Attendance (4/4)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2018) [1]
Common Shares	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units
192,106	Nil	Nil	41,450

Notes:

(1) 11,629 TIP Inc. Warrants are also held by Mr. Mohamed.

Reza R. Satchu	Age: 49
Ontario, Canada	Non-Independent Director since May 21, 2015
Director

Reza R. Satchu is a Managing Partner and Co-Founder of Alignvest Management Corporation. Mr. Satchu has co-founded, built, and/or managed several operating businesses from inception including: Alignvest Management Corporation; SupplierMarket, a supply chain software company that was sold to Ariba Inc. for share consideration implying an enterprise value of US$924 million; StorageNow, which became one of Canada's largest self-storage companies prior to being sold to InStorage REIT for cash consideration of C$110 million; and KGS-Alpha Capital Markets L.P., a U.S. fixed-income broker dealer, that was sold to BMO Financial Group. Previously, Mr. Satchu was a General Partner at Fenway Partners, a US$1.4 billion private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received "Canada's Top 40 Under 40™" Award and the 2011 Management Achievement Award from McGill University. Mr. Satchu is on the board of directors of Alignvest Acquisition II Corporation and previously served on the Boards of KGS-Alpha Capital Markets and the Toronto Hospital for Sick Children Foundation where he was Vice-Chairman of the Board from 2009 to 2011. He is currently a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and he is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada's most promising young entrepreneurs. Mr. Satchu has a bachelor's degree in economics from McGill University and a MBA from Harvard University.

Present Principal Occupation, Business or Employment
Managing Partner, AMC
Board/Committee Membership		Meeting Attendance
Board		Attendance (5/5)
Common Shares and Trilogy LLC Class C Units (as at December 31, 2018)
Common Shares	Trilogy LLC Class C Units	Restricted Share Units	Deferred Share Units
Nil	Nil	Nil	Nil

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Cease Trade Order, Bankruptcy, Penalties and Sanctions

As at the date of this Circular, to the knowledge of the Corporation, no proposed Nominee for election as a Director of the Corporation has:

(1) been within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that Nominee was acting in that capacity, (i) the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that Nominee was acting in that capacity or within a year of that Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(2) been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

(3) within the 10 years before the date of a prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of any proposed Director.

Appointment of Auditor

At the Meeting, Shareholders and Unitholders will be asked to vote for the reappointment of Grant Thornton LLP, Chartered Accountants ("Grant Thornton"), the present auditors of the Corporation, as the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Grant Thornton was first appointed auditor of the Corporation upon the completion of the Arrangement. At the time of that appointment, Grant Thornton was Trilogy LLC's independent auditor.

Auditor remuneration - Audit fees

The Corporation's audit fees are reviewed and recommended by the Corporation's audit committee (the "Audit Committee"). The Audit Committee has the ultimate authority to approve all audit engagement terms and fees, including the auditors' audit plan. The Corporation's audit fee was negotiated by the Audit Committee with the auditors of the Corporation on an arm's length basis. The Directors and the Audit Committee believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and, in the circumstances, would be comparable to fees charged by other auditors providing similar services.

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Auditor remuneration - Non-Audit fees

The Audit Committee has adopted requirements regarding pre‐approval of non‐audit services as part of its Audit Committee Charter. The Audit Committee Charter requires the Audit Committee to approve in advance any retainer of the auditors to perform any non‐audit service to the Corporation (together with all non‐audit service fees) that it deems advisable in accordance with applicable requirements and the Board-approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre‐approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting. The Audit Committee will generally pre-approve a budget for certain specific non-audit services such as assistance with tax returns.

External Auditor Services Fees

Details of the fees paid to Grant Thornton relating to fees for audit services, including fees associated with the annual audit, can be found in the Corporation's Annual Information Form for the fiscal year ended December 31, 2018, dated March 27, 2019 (the "AIF"); a copy of which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

Unless such authority is withheld, the Management proxy nominees named in the accompanying proxy intend to vote "for" the appointment of Grant Thornton LLP as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration.

Approval of the Restricted Share Unit Plan

The Corporation adopted and the Board and the Shareholders approved the Corporation's restricted share unit plan (the "RSU Plan") on January 24, 2017, pursuant to which the Corporation may grant from time-to-time restricted share units of the Corporation ("RSUs") to qualified employees and consultants up until January 24, 2020. The purpose of the RSU Plan is to assist the Corporation in the recruitment and retention of qualified employees and consultants by providing a means to reward superior performance, to motivate Participants (as defined therein) under the Plan to achieve important corporate and personal objectives, and to better align the interests of the Participants with long-term interests of Shareholders. See "Report on Executive Compensation - Share-Based and Option Based Awards - Summary of Restricted Share Unit Plan" and Schedule "A" attached hereto, for a full description of the RSU Plan.

Pursuant to the polices of the Toronto Stock Exchange (the "TSX"), the Corporation is required to obtain Shareholder and Unitholder approval of the RSU Plan every three years, ratifying, confirming and approving the RSU Plan and all unallocated RSUs thereunder, where such RSU Plan does not have a fixed maximum aggregate number of securities issuable thereunder.

Therefore, at the Meeting, Shareholders and Unitholders will be asked to vote to ratify, confirm and approve, with or without amendment, the continued use of the RSU Plan in substantially the form presented to the Board and attached hereto as Schedule "A", and all unallocated RSUs thereunder. Management of the Corporation will table an ordinary resolution to ratify, confirm and approve the continued use of the RSU Plan and the granting of unallocated securities thereunder (the "RSU Plan Resolution"). The complete text of the RSU Plan Resolution to be considered, and if thought fit, approved, confirmed and adopted, with or without amendment, is substantially as follows:

"BE IT RESOLVED as an ordinary resolution that:

1. the restricted share unit plan (the "RSU Plan") of Trilogy International Partners Inc. (the "Corporation") in the form attached as Schedule "A" to the Corporation's Management Information Circular dated March 28, 2019, and the reservation of an aggregate of up to 7.5% of the total number of issued and outstanding common shares of the Corporation and Class C units of Trilogy International Partners LLC from time to time, be and are hereby ratified, confirmed and approved;

2. all unallocated restricted share units ("RSUs") under the RSU Plan are hereby ratified, confirmed and approved and the Corporation will have the ability to issue RSUs and the securities underlying such RSUs;

Page | 16

3. the Corporation shall have the ability to continue granting securities under the RSU Plan until May 10, 2022, the date that is three (3) years from the date on which shareholder approval of the RSU plan is obtained, or until such time as further ratification is required pursuant to the rules of any applicable stock exchange or other applicable regulatory requirements; and

4. any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to: (i) approve and make any amendment to the RSU Plan, as required by the Toronto Stock Exchange; and (ii) do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

In the event that the RSU Plan Resolution is not passed by the requisite number of votes cast at the Meeting, the Corporation will not have the ability to settle RSUs granted under the RSU Plan in Common Shares issued from treasury after January 24, 2020, and the Corporation will thereafter only be permitted to grant further unallocated awards under the RSU Plan to be settled in cash or in Common Shares purchase in the open market. Previously allocated RSUs under the RSU Plan will continue unaffected by the approval or disapproval of the RSU Plan Resolution. Any RSUs that have been terminated, cancelled or that have expired will be available for re-granting, but will not be able to be settled in Common Shares issued from treasury.

The Board has unanimously concluded that the RSU Plan Resolution is in the best interests of the Corporation, and recommends that Shareholders and Unitholders vote "FOR" the RSU Plan Resolution. Unless otherwise directed, the Management proxy nominees named in the accompanying proxy intend to vote "FOR" the RSU Plan Resolution. In order to be effective, the ordinary resolution must be passed by a majority of votes cast at the Meeting.

Approval of the Amended Deferred Share Unit Plan

Amendments to the Deferred Share Unit Plan

At the Meeting, the Shareholders and Unitholders will be asked to approve certain amendments to the Corporation's deferred share unit plan (the "DSU Plan") to amend the eligibility requirements of the DSU Plan so as to allow non-independent, non-employee Directors to be qualified as "Eligible Participants" under the DSU Plan, including any non-executive Chair of the Board (the "DSU Plan Amendment"). For reference, a blackline copy of the DSU Plan incorporating the proposed DSU Plan Amendments is attached hereto as Schedule "B".

The amended DSU Plan incorporating the DSU Plan Amendment (the "Amended DSU Plan") was approved by the Board on March 26, 2019 and must be approved by the Shareholder and the Unitholders.

Approval of the Unallocated Entitlements under the DSU Plan

The Corporation adopted and the Board and the Shareholders approved the DSU Plan on January 24, 2017, pursuant to which independent Directors of the Corporation may from time-to-time acquire deferred share units ("DSUs") up until January 24, 2020. The purpose of the DSU Plan is to provide independent Directors with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with that of Shareholders. See "Report on Executive Compensation - Share-Based and Option Based Awards - Summary of Deferred Share Unit Plan" for a full description of the DSU Plan.

Pursuant to the polices of the TSX, the Corporation is required to obtain Shareholder and Unitholder approval of the DSU Plan every three years, ratifying, confirming and approving the DSU Plan and all unallocated DSUs thereunder, where such DSU Plan does not have a fixed maximum aggregate number of securities issuable thereunder.

DSU Plan Resolution

Therefore, at the Meeting, Shareholders and Unitholders will be asked to vote to approve, with or without amendment, the DSU Plan Amendment in the form attached hereto as Schedule "B", the Amended DSU Plan and all unallocated DSUs thereunder. Management of the Corporation will table an ordinary resolution to approve the Amended DSU Plan and the granting of unallocated securities thereunder (the "DSU Plan Resolution"). The complete text of the DSU Plan Resolution to be considered, and if thought fit, approved, confirmed and adopted, with or without amendment, is substantially as follows:

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"BE IT RESOLVED as an ordinary resolution that:

1. the proposed amendments to the deferred share unit plan (the "DSU Plan") of Trilogy International Partners Inc. (the "Corporation") in the form attached as Schedule "B" to the Corporation's Management Information Circular dated March 28, 2019, the amended DSU Plan incorporating such amendments (the "Amended DSU Plan"), and the reservation of an aggregate of up to 1.25% of the total number of issued and outstanding common shares of the Corporation and Class C units of Trilogy International Partners LLC from time to time, be and are hereby authorized and approved;

2. all unallocated deferred share units ("DSUs") under the Amended DSU Plan are hereby authorized and approved and the Corporation will have the ability to issue DSUs and the securities underlying such DSUs;

3. the Corporation shall have the ability to continue granting securities under the Amended DSU Plan until May 10, 2022, the date that is three (3) years from the date on which shareholder approval of the Amended DSU plan is obtained, or until such time as further ratification is required pursuant to the rules of any applicable stock exchange or other applicable regulatory requirements; and

4. any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to: (i) approve and make any amendment to the Amended DSU Plan, as required by the Toronto Stock Exchange; and (ii) do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

In the event that the DSU Plan Resolution is not passed by the requisite number of votes cast at the Meeting, the Corporation will not have the ability to settle DSUs granted under the DSU Plan, or the Amended DSU plan, as applicable, in Common Shares issued from treasury after January 24, 2020, and the Corporation will thereafter only be permitted to grant further unallocated awards under the DSU Plan, or the Amended DSU plan, as applicable, to be settled in cash or in Common Shares purchase in the open market. Previously allocated DSUs under the DSU Plan will continue unaffected by the approval or disapproval of the DSU Plan Resolution. Any DSUs that have been terminated, cancelled or that have expired will be available for re-granting, but will not be able to be settled in Common Shares issued from treasury.

The Board has unanimously concluded that the DSU Plan Resolution is in the best interests of the Corporation, and recommends that Shareholders and Unitholders vote "FOR" the DSU Plan Resolution. Unless otherwise directed, the Management proxy nominees named in the accompanying proxy intend to vote "FOR" the DSU Plan Resolution. In order to be effective, the ordinary resolution must be passed by a majority of votes cast at the Meeting.

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REPORT ON EXECUTIVE COMPENSATION

Executive Compensation

Named Executive Officers

An issuer's "named executive officers" are comprised of its Chief Executive Officer ("CEO") and CFO (or individuals who serve in similar capacities), and its three most highly compensated executive officers, other than the CEO and CFO, whose total compensation is, individually, more than $150,000. As at December 31, 2018, the end of the Corporation's most recently completed financial year, the following individuals are defined as the Corporation's named executive officers ("NEOs"):

Name	Principal Position
Bradley J. Horwitz	Chief Executive Officer
Erik Mickels	Senior Vice President and Chief Financial Officer
Scott Morris	Senior Vice President, General Counsel, and Corporate Secretary
Juan Pablo Calvo[1]	Chief Executive Officer of Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. ("NuevaTel")
Stewart Sherriff[2]	Chief Executive Officer of Two Degrees Mobile Limited ("2degrees")

Notes:

(1) Mr. Calvo has announced that he is resigning as Chief Executive Officer of NuevaTel, effective April 1, 2019. NuevaTel has selected Tomas Perez, NuevaTel's Chief Operating Officer, to replace Mr. Calvo.

(2) In August 2018, Mr. Sherriff provided notice to the Corporation of his plan to retire as Chief Executive Officer of 2degrees. On January 15, 2019, 2degrees appointed Mark Aue as Chief Executive Officer. As part of an orderly transition plan, Mr. Aue will begin his new role as Chief Executive Officer, once 2degrees appoints a new Chief Financial Officer. Mr. Sherriff will remain on the board of directors of 2degrees, once his retirement as Chief Executive Officer is complete.

Compensation Governance

The C&CG Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Corporation's executive officers. The C&CG Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation's compensation philosophy and principles, all as more particularly described in the C&CG Committee's Mandate, attached as Schedule "E" to this Circular.

Composition of the Compensation and Corporate Governance Committee

Mark Kroloff (Chair), Alan D. Horn and John W. Stanton constituted all of the members of the C&CG Committee as at December 31, 2018.  Each of Alan D. Horn and Mark Kroloff is an independent Director as such term is defined in National Policy 58-101 - Corporate Governance Guidelines and under other applicable securities laws and exchange requirements. John W. Stanton is not considered "independent" as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") because he and Theresa E. Gillespie, his wife, are the sole owners of SG Enterprises, a holder of more than a 10% of the equity interests in the Corporation and Trilogy LLC on an aggregated basis; however, neither Mr. Stanton nor Ms. Gillespie has received, nor will either of them receive, directly or indirectly, any compensation from the Corporation or its subsidiaries.

The C&CG Committee was formed on February 7, 2017, in connection with the closing of the Arrangement. Among the C&CG Committee's responsibilities and duties are: determining and making recommendations with respect to all forms of compensation to be granted to the CEO; reviewing the CEO's recommendations respecting compensation of the other senior executives of the Corporation; and determining and making recommendations with respect to the corporate governance of the Corporation.

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The Board believes that each current member of the C&CG Committee possesses the skills and experience relevant to the mandate of the C&CG Committee. In addition, the members of the C&CG Committee each have skills and experience that enable them to make decisions on the suitability of the Corporation's executive compensation policies and practices. Each member of the C&CG Committee has had direct operational or functional experience overseeing compensation policies and practices in publicly listed organizations similar in complexity. For the relevant education and experience of each of the members of the C&CG Committee, please refer to the biographies of Mr. Kroloff, Mr. Horn and Mr. Stanton in "Business of the Meeting - Nominees and Qualifications" in this Circular.

Compensation Consultant

In anticipation of completion of the Arrangement, Trilogy LLC engaged Willis Towers Watson, a compensation consultant, beginning in late 2016 to prepare information to assist the C&CG Committee and the Board in determining compensation for the Corporation's NEOs and the employees of Trilogy LLC, who function as the Corporation's administrative staff. Willis Towers Watson has not provided any services other than compensation related services to the Corporation or to its subsidiaries. In 2018, 2degrees engaged Korn Ferry, a compensation and executive recruitment consultant, to lead a search to replace the 2degrees CEO who had announced his retirement. Trilogy LLC also engaged Korn Ferry in 2018 to provide advice on executive compensation programs. Korn Ferry does not provide any services other than compensation related services to 2degrees and the Corporation or to its subsidiaries. In 2017 and 2018, 2degrees engaged PricewaterhouseCoopers to provide executive compensation benchmarking data and advice regarding its long-term stock option plan and a cash-based long-term incentive plan that will replace the stock option plan. PricewaterhouseCoopers does not provide any services other than compensation related services to 2degrees.

Fees for services provided in 2017 and 2018 by Willis Towers Watson were as follows:

Fiscal Year	Executive Compensation-Related Fees	All Other Fees
2017	$4,614	Nil
2018	$4,047	Nil

Fees for services provided in 2017 and 2018 by Korn Ferry were as follows:

Fiscal Year	Executive Compensation-Related Fees	All Other Fees
2017	Nil	Nil
2018	$135,713[1]	Nil

Notes:

(1) Includes amounts paid to Korn Ferry for its assistance in conducting 2degrees search for a new chief executive officer.

Fees for services provided in 2017 and 2018 by PricewaterhouseCoopers were as follows:

Fiscal Year	Executive Compensation-Related Fees	All Other Fees
2017	$13,149	Nil
2018	$34,022	Nil

Compensation Discussion and Analysis

Compensation Philosophy and Principles

The Corporation operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, the Corporation needs to attract, retain and motivate a highly talented team of executives. The Corporation expects its team to possess and demonstrate strong leadership and management capabilities, as well as foster the Corporation's corporate culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

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The Corporation's executive compensation program is designed to achieve the following objectives:

• provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Corporation's success;

• motivate these executive officers to achieve the Corporation's business objectives;

• align the interests of the Corporation's executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the Corporation's business; and

• provide incentives that encourage appropriate levels of risk-taking by the executive team.

The Board adopted a written charter for the C&CG Committee that establishes, among other things, the C&CG Committee's purpose and its responsibilities with respect to executive compensation (see "Statement of Corporate Governance Practices - Compensation and Corporate Governance Committee"). The charter of the C&CG Committee specifies that the committee shall, among other things, assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The Corporation will continue to evaluate its philosophy and compensation programs as circumstances require. It reviews compensation on an annual basis. As part of this review process, the Corporation is guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to find a replacement for a key employee.

Compensation Detail

Executive officer compensation includes the following major elements: (i) base salary, reviewed annually and increased for merit reasons based on the executive's success in meeting or exceeding individual objectives; (ii) short-term incentives based on the results of an executive's scorecard; (iii) long-term equity incentives, in the form of RSUs, granted from time-to-time under the RSU Plan (see "Report on Executive Compensation - Summary of Restricted Share Unit Plan"); and (iv) customary benefit programs. Through December 31, 2018, Directors have not been compensated except for independent Directors, who received an annual stipend of $100,000, of which 2/3 has been paid in the form of DSUs under the DSU Plan.

Beginning January 1, 2019, all non-employee Directors will be entitled to an annual stipend of US$100,000; a Director who serves on one or more committees (other than as a committee chairperson) will be entitled to receive an additional US$15,000 annually, and a Director who serves as a chairperson of one or more committees will be entitled to receive and additional US$25,000 annually. Provided the Shareholders and Unitholders approve the Amended DSU Plan, it is expected that US$66,667 of a Director's total annual compensation will be paid in the form of DSUs under the Amended DSU Plan. John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Corporation, is not entitled to receive compensation for his services as a Director.

Benchmarks and Performance Goals

The Corporation has adopted a compensation structure for executive officers that is consistent with its peers and designed to provide strong incentive for business growth.

Compensation targets for the Corporation's headquarters staff, including the NEOs based in the Corporation's headquarters, are informed by survey data provided by Korn Ferry, including base salary, short-term cash incentives, and long-term equity incentives for comparable positions at companies in North America with revenues similar to those of the Corporation. The analysis performed by Korn Ferry included market data, derived from the following surveys, with market references for each role:

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-          2018 Korn Ferry Executive Compensation Report (survey of compensation for equivalent employee positions at companies whose size and scope are comparable to those of the Corporation)

-          2018 Korn Ferry General Industry Compensation Report (survey of employee compensation using Korn Ferry database of compensation for professional positions deemed comparable based on Korn Ferry job evaluation methodology)

-          2018 Korn Ferry Proxy Peer Analysis (publicly traded telecommunications companies comparable to the Corporation in terms of revenue and/or market capitalization)

Compensation targets set by the C&CG Committee and the Board also reflect a specific employee's level of responsibility and experience, and the employee's influence on the immediate and sustained performance of the Corporation. Short-term and long-term incentive awards are determined by a mix of individual, team and corporate performance.

Mr. Sherriff's compensation terms are set forth in his employment agreement with 2degrees, which was approved by the 2degrees board of directors in 2016. His base salary and target short-term and long-term incentive awards have been based on 2016 compensation data, compiled by PricewaterhouseCoopers, for CEOs of New Zealand businesses or subsidiaries in the ICT sector (including direct competitors of 2degrees) and of consumer-focused New Zealand firms with significant infrastructure investments (e.g. energy sector); the median revenue of firms and subsidiaries from which PricewaterhouseCoopers compiled CEO compensation data was NZD$864 million.

Mr. Calvo's base salary consists of two components: one component is approved by the board of directors of NuevaTel and is paid directly by NuevaTel and the other is paid by Trilogy LLC but reimbursed by NuevaTel in accordance with the terms of a Management Agreement in place between NuevaTel and a wholly owned subsidiary of Trilogy LLC that is the majority shareholder of NuevaTel. The total of these components represents a base salary that the C&CG Committee believes is appropriate for the chief executive officer of a national telecommunications provider in Bolivia.

Base Salary

The members of the C&CG Committee use their own experience and familiarity with the industry, and consider the factors described above, to determine what they believe to be reasonable base salaries for the NEOs. The base salaries of the NEOs are set at levels which are considered by the members of the C&CG Committee to be reasonably competitive. However, the Corporation emphasizes short-term and long-term incentive awards that are based to a large degree on performance to ensure that the Corporation can compete for and retain executives critical to the long-term success of the Corporation and that those executives' motivations are aligned with the long-term interests of the Shareholders.

Short-Term Incentive Based Awards

The Corporation offers NEOs and the headquarters staff short term incentives in the form of annual cash bonus payments, the purpose of which is to align compensation with corporate targets and results and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders, and to reward personal achievements in a graduated fashion. The principal targets for cash bonuses are the Corporation's adjusted EBITDA (as defined below) and revenues for the relevant year (without reference to changes in foreign exchange rates). Individual performance is also a significant factor in the determination of the amount awarded to each employee. However, cash awards at the highest employee grades of the Corporation are weighted more heavily on overall corporate performance than awards to less senior employees.

The C&CG Committee sets the target for cash bonus payments as a percentage of base salary, with percentages set by reference to short term incentive survey data provided by Korn Ferry. For 2018, the percentage for Mr. Horwitz was set at up to 70% base salary, for Mr. Calvo at up to 100% of base salary, and for Messrs. Mickels and Morris at up to 60% base salary.

Short-term incentives are payable with respect to the Corporation's performance against several financial metrics and individual performance, as assessed by the C&CG Committee. The financial metrics selected by the C&CG Committee, and approved by the Board, reflect the essential drivers of the Corporation's long-term value: subscribers, revenues from the sale of telecommunications services, adjusted EBITDA, and free cash flow. They are weighted equally as shown on the following page.

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Metric	Weighting[1]
Year-end subscribers - 2degrees	8.25%
Year-end subscribers - NuevaTel	8.25%
Revenue - 2degrees	8.25%
Revenue - NuevaTel	8.25%
EBITDA - 2degrees	8.25%
EBITDA - NuevaTel	8.25%
Free Cash Flow - 2degrees	8.25%
Free Cash Flow - NuevaTel	8.25%
Individual Performance	34%

Notes:

(3) Mr. Calvo's short-term bonus eligibility is based solely on NuevaTel performance; therefore, in Mr. Calvo's case, weighting for financial factors related to NuevaTel performance is two times the percentage shown in the chart above.

Under the short-term incentive plan in effect as at December 31, 2018: (a) no bonus is paid with respect to any financial metric if performance does not equal or exceed 90% of the relevant target figure: (b) a bonus is paid at 50% of weighting with respect to performance between 90% and 94% of that target; and (c) a bonus is paid on a straight-line scale up to 100% of weighting with respect to performance between 95% and 100% of target. Under the plan, no bonus is paid with respect to any metric in excess of 100% weighting for that component.

For purposes of the Corporation's short-term incentive plan:

  Revenue is defined as "service revenues" as shown in the Corporation's audited annual financial statements for the year ended December 31, 2018 (the "2018 Annual Financial Statements").

  EBITDA is defined as "adjusted EBITDA" as shown and defined in the 2018 Annual Financial Statements.

  Free Cash Flow is defined as adjusted EBITDA minus capital expenditures as shown in the 2018 Annual Financial Statements.

In making compensation recommendations to the Board in respect of the Corporation's 2018 financial year, the C&CG Committee considered the financial results achieved by the Corporation and Management's performance in achieving goals and strategic targets set by the Corporation from time to time. In addition, the C&CG Committee and the Board maintain overall discretion to reduce or increase the size of the variable portion of the total compensation in extraordinary circumstances, such as material changes in business performance, major regulatory changes or risk failures, exceptional achievements by a particular NEO or to address unique or unexpected market events.

Long-Term Incentive Based Awards

The long-term component of the compensation package for the NEOs and headquarters staff is addressed through grants of RSUs from the RSU Plan. This plan is designed to encourage the Corporation's staff to acquire an ownership interest in the Corporation over a period of time, and it acts as a financial incentive for employees to consider the long-term interests of the Corporation and its Shareholders. Grants of RSUs are a particularly important component of the compensation package of the NEOs and are designed to ensure that, if the Corporation meets its financial objectives, the compensation earned by NEOs is competitive with that afforded by peer group companies.

The C&CG Committee approaches grants under the RSU Plan by taking into account a number of factors, including the amount and term of previously granted equity incentives and the level of equity compensation granted by comparable companies for similar levels of responsibility. The C&CG Committee also evaluates each executive officer or employee based on reports received from Management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.

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The scale of grants under the RSU Plan is generally commensurate to the appropriate level of base compensation for each level of responsibility. The C&CG Committee also considers the grants in terms of other factors including:

  The fair market value of the Common Shares on the date of grant;

  The absolute number of Common Share units being granted; and

  The percentage of total outstanding Common Shares represented by the grant or 'burn rate.'

Grants under the RSU Plan are typically granted to NEOs annually. The equity grants are made at the same time that NEO cash compensation (base salary changes, annual incentive bonuses) is determined.

In 2018, the Corporation granted to each of the NEOs (except Mr. Sherriff whose long-term incentive awards are addressed in his employment agreement with 2degrees) awards of RSUs vesting in equal amounts on January 1, 2019, January 1, 2020, and January 1, 2021. Fifty percent of the projected RSU award was contingent upon the Corporation achieving prescribed adjusted EBITDA and revenue goals in 2018. The Corporation did not achieve at least 95% of the adjusted EBITDA and service revenue targets established by the C&CG Committee and the Board, so all of the RSU awards associated with financial performance failed to vest.

Benefits

Executive officers participate in the Corporation's benefit programs, which are available to all full-time employees, and include life insurance, short-term disability insurance, long-term disability insurance, travel insurance, extended health care insurance, a 401k account and a health care savings account. The Corporation matches each employee's contributions to a 401k account each year up to 4% of the employee's annual cash compensation, subject to caps set by the U.S. Internal Revenue Service and, in regard to employees' health care savings accounts, contributes up to US$3,300 for employees without dependents and US$5,500 for employees with dependents.

Risks Associated with the Corporation's Compensation Policies and Practices

The C&CG Committee considers the risk implications associated with the Corporation's compensation policies and practices on an on-going basis and as part of its annual compensation review.  The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking. There are no identified risks arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Financial Instruments

The Corporation has no policy with respect to NEOs or Directors purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total Shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (the "S&P/TSX Index") and of the S&P/TSX Capped Communication Index over the period from February 7, 2017 to December 31, 2018. The graph illustrates the cumulative return on a C$100 investment in Common Shares made on February 7, 2017 as compared with the cumulative returns on a C$100 investment in the S&P/TSX Index and S&P/TSX Capped Communication Indices made on February 7, 2017. Dividends declared on Common Shares are assumed to be reinvested. The Common Share Performance as set out in the graph does not necessarily indicate future price performance.

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Cumulative Total Shareholder Return
February 7, 2017 through
December 31, 2018

	Feb. 7, 2017[1]	Mar. 31, 2017[1]	Jun. 30, 2017[1]	Sep. 30, 2017[1]	Dec. 31, 2017[1]	Mar. 31, 2018[1]	Jun. 30, 2018[1]	Sep. 30, 2018[1]	Dec. 31, 2018[1]
Trilogy International Partners Inc.	100.00	99.60	86.04	64.78	63.46	50.51	44.13	38.46	16.60
S&P/TSX Composite Index	100.00	100.81	99.16	102.81	107.39	102.53	109.48	108.85	97.84
S&P/TSX Capped Telecommunication Services Index	100.00	104.19	107.75	110.81	115.27	107.47	111.43	115.30	117.62

Notes:

(1) Reflects closing share price on the date indicated or the closing share price on the closest trading date immediately prior to the date indicated when trading did not take place on the indicated date.

The Corporation's Common Share price underperformed the return on the S&P/TSX Index and S&P/TSX Capped Communication Services Index by approximately 64.9% and 75.9%, respectively, during 2018.

The Board has evaluated the compensation paid to the Corporation's NEOs in light of the performance graph shown above, the performance of the Corporation's principal operating businesses, the NEOs' progress in achieving the Corporation's strategic objectives, and compensation benchmarks for similar executive positions at companies of comparable size and complexity. Based on the above considerations, the Board is satisfied that the compensation paid to the Corporation's NEOs is fair and reasonable.

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Executive Summary Compensation Table

The following table sets forth the total annual and long-term equity and non-equity compensation, along with all other compensation awarded, for services rendered in all capacities to the Corporation for the last three financial years, in respect of the individuals who were, during these periods, the NEOs consisting of the CEO and the CFO and the three other highest-paid executive officers at each respective period end, measured by base salary, cash bonus, option-based awards, share-based awards and all other compensation.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary[1] (US$)	Share-based Awards (US$)[2]	Option-based Awards (US$)[3]	Annual Incentive Plans (US$)[4]	Long-Term Incentive Plans (US$)[5]	Pension Value (US$)[6]	All Other Compensation (US$)[7]	Total (US$)
Bradley J. Horwitz CEO	2018	400,000	877,810[8]	Nil	197,700	Nil	Nil	14,352	1,489,862
	2017	400,000	2,250,683[9]	Nil	187,800	Nil	Nil	15,000	2,853,483
	2016	400,000	Nil	Nil	262,000	Nil	Nil	14,054	676,054
Erik Mickels Senior Vice President and CFO	2018	300,000	647,387[10]	Nil	118,620	Nil	Nil	8,988	1,074,995
	2017	295,000	844,004[11]	Nil	112,680	91,200	Nil	7,300	1,350,184
	2016	232,021	Nil	Nil	157,014	91,200	Nil	7,328	487,563
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	2018	300,000	647,387[12]	Nil	118,620	Nil	Nil	28,580	1,094,587
	2017	295,000	1,781,790[13]	Nil	112,680	157,333	Nil	28,907	2,375,710
	2016	295,000	Nil	Nil	257,014	157,333	Nil	27,162	736,509
Juan Pablo Calvo Chief Executive Officer of NuevaTel	2018	380,111	341,373[14]	Nil	119,000	Nil	Nil	60,932	901,416
	2017	371,809	2,391,341[15]	Nil	175,000	Nil	Nil	60,634	2,998,784
	2016	338,212	1,500,000[16]	Nil	169,051	Nil	Nil	57,007	2,064,270
Stewart Sherriff Chief Executive Officer of 2degrees[17]	2018	484,667	Nil	213,664	TBD	Nil	Nil	18,087	716,418
	2017	516,061	Nil	Nil	Nil	Nil	Nil	30,859	546,920
	2016	432,641	Nil	541,666	324,905	Nil	Nil	27,805	1,327,017

Notes:

(1) All dollar amounts in the Executive Summary Compensation Table and footnotes thereto are reflected in U.S. dollars; however, compensation for Mr. Sherriff was paid in New Zealand dollars. As a result, compensation levels, in U.S. dollar equivalents, for Mr. Sherriff reflect changes in foreign exchange rates as well as variations in salary. The average rates of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2018 - 0.6910; 2017 - 0.7102; and 2016 - 0.6960.

(2) Share-based awards represent the fair value of RSUs granted in the year under the RSU Plan. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.

(3) Option-based awards to Mr. Sherriff represent the fair value of stock options granted in the specified year under the 2degrees stock option plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model. The Corporation uses the Black-Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair values of each stock option granted were: 2018 - $0.21; 2017 - nil; and 2016 - $0.36 using the following assumptions:

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	2018	2017	2016
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	25%	Nil	25%
Risk-free interest rate	2.02%	Nil	3.0%
Weighted Average Expected life of options (in years)	3.3	Nil	3.6

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the 2degrees shares. The expected stock price volatility was based on average volatilities of publicly traded peer companies over the expected term. The risk-free interest rate is based on the implied yield currently available in New Zealand Government bonds with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour. On an annual basis, KPMG performs a valuation of 2degrees shares, since these shares are not publicly traded on an exchange.  The resulting share price from the KPMG valuation is incorporated into the Black-Scholes model for the purpose of calculating grant-date fair value of options issued.

(4) Amounts reflect the annual cash bonuses that were earned by the NEOs for the noted years, although payment of each bonus was made in the year following the period for which the bonus was earned. As at the date of this Circular, Mr. Sherriff's bonus with respect to 2018 has not been set by the board of directors of 2degrees.

(5) Amounts shown were earned by Mr. Mickels and Mr. Morris pursuant to the annual vesting of retention bonuses under the Employee Retention Policy and amortized over a 3-year period. See "Employment Agreements, Termination and Change of Control Benefits" below for additional information.

(6) The Corporation does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with retirement.

(7) All other compensation includes amounts representing each NEO's estimated health insurance, 401(k) matching benefits and health care savings account contributions. With respect to Mr. Calvo, this amount also includes a travel allowance.

(8) Total share-based award value reflects a grant of 208,333 units to Mr. Horwitz, of which 104,166 were based on 2018 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2018 performance against award targets.

(9) Total share-based award value reflects a grant of 324,326 units to Mr. Horwitz, of which 94,596 were based on 2017 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2017 performance against award targets.

(10) Total share-based award value reflects a grant of 153,646 units to Mr. Mickels, of which 76,823 were based on 2018 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2018 performance against award targets.

(11) Total share-based award value reflects a grant of 121,622 units to Mr. Mickels, of which 60,812 were based on 2017 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2017 performance against award targets.

(12) Total share-based award value reflects a grant of 153,646 units to Mr. Morris, of which 76,823 were based on 2018 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2018 performance against award targets.

(13) Total share-based award value reflects a grant of 256,758 units to Mr. Morris, of which 60,812 were based on 2017 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2017 performance against award targets.

(14) Total share-based award value reflects a grant of 81,019 units to Mr. Calvo, of which 40,510 were based on 2018 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2018 performance against award targets.

(15) Total share-based award value reflects a grant of 344,595 units to Mr. Calvo, of which 70,946 were based on 2017 financial performance and were cancelled because the Corporation did not achieve the Corporation's 2017 performance against award targets.

(16) Represents a one-time grant of Trilogy LLC Class C Units to Mr. Calvo, with such units vesting in equal annual installments over a four-year period, as part of a compensation package to incentivise continued performance.

(17) See "The Sherriff Agreement" below for additional information on the terms of Mr. Sherriff's employment with 2degrees.

Executive Equity Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all option-based and share-based awards held by each NEO that were outstanding as at December 31, 2018.

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	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the-money Options (US$)	Number of shares or units of shares that have not vested (#)[3]	Market or payout value of share-based awards that have not vested (US$)[4]	Market or payout value of vested share-based awards not paid out or distributed (US$)
Mr. Bradley J. Horwitz CEO	Nil	Nil	Nil	Nil	242,681	$291,744	Nil
Mr. Erik Mickels Senior Vice President and CFO	Nil	Nil	Nil	Nil	122,431	$147,183	Nil
Mr. Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	Nil	Nil	Nil	189,999	$228,411	Nil
Mr. Juan Pablo Calvo Chief Executive Officer of NuevaTel	Nil	Nil	Nil	Nil	339,169[5]	$443,376	Nil

Notes:

(1) The Corporation does not grant options and does not have a stock option plan.

(2) The underlying security for these share-based awards is Common Shares.

(3) Represents the number of unvested share-based awards outstanding, excluding the performance-based awards that were cancelled because the Corporation did not achieve the Corporation's 2017 and 2018 performance against award targets.

(4) The market value of the RSUs as at December 31, 2018, was calculated using the closing price of the Common Shares on the TSX of C$1.64 or US$1.20.

(5) The total number of awards shown includes 144,097 unvested Trilogy LLC Class C Units, in addition to the unvested Common Shares.

	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)[3]	Option exercise price (US$)[4]	Option expiry date	Value of unexercised in-the-money Options (US$)[4]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Stewart Sherriff Chief Executive Officer of 2degrees	2,333,334	$1.40	5/31/2021	$466,667	Nil	Nil	Nil
	2,333,333	$1.40	5/31/2021	$466,667
	2,333,333	$1.40	9/1/2021	$466,667
	500,000	$1.41	5/31/2021	$95,000
	500,000	$1.41	9/1/2021	$95,000
	500,000	$1.41	9/1/2022	$95,000
	500,000	$1.56	9/1/2021	$20,000
	500,000	$1.56	9/1/2022	$20,000
	500,000	$1.56	9/1/2023	$20,000
	333,333	$1.90	1/31/2023	Nil
	333,333	$1.90	8/31/2023	Nil
	333,334	$1.90	8/31/2024	Nil

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Notes:

(1) The underlying security for these options is 2degrees shares, which are valued on an annual basis by KPMG.

(2) 2degrees does not grant share-based awards and does not have a share-based award plan.

(3) These 2degrees option-based awards vest according to the following schedule:

Grant Date	Vest Date	% Vested on Date	Expiry Date
February 19, 2014	September 1, 2014	100%	May 31, 2021
February 19, 2014	September 1, 2015	100%	May 31, 2021
February 19, 2014	September 1, 2016	100%	September 1, 2021
April 21, 2015	September 1, 2015	100%	May 31, 2021
April 21, 2015	September 1, 2016	100%	September 1, 2021
April 21, 2015	September 1, 2017	100%	September 1, 2022
August 1, 2016	September 1, 2016	100%	September 1, 2021
August 1, 2016	September 1, 2017	100%	September 1, 2022
August 1, 2016	September 1, 2018	100%	September 1, 2023
January 31, 2018	February 1, 2018	100%	January 31, 2023
January 31, 2018	September 1, 2018	100%	August 31, 2023
January 31, 2018	September 1, 2019	100%	August 31, 2024

(4) Valued based on the difference between the US$1.60 fair market value of a 2degree common share as reflected in the KPMG Valuation on December 31, 2018 and the exercise price of the option on the vesting date, multiplied by the number of vested options.

Executive Incentive Plan Awards - Value Vested or Earned During the Year

The following table illustrates the value of all incentive plan awards to NEOs in fiscal 2018.

Name	Option-based awards -Value vested during the year ($)[1]	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)[2]
Mr. Bradley J. Horwitz CEO	Nil	Nil	197,700
Mr. Erik Mickels Senior Vice President and CFO	Nil	Nil	118,620
Mr. Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	Nil	118,620
Mr. Juan Pablo Calvo Chief Executive Officer of NuevaTel	Nil	Nil	119,000
Stewart Sherriff Chief Executive Officer of 2degrees	20,000	Nil	Nil

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Notes:

(1) Valued based on the difference between the fair market value of a 2degrees common share as reflected in the KPMG Valuation on December 31, 2018 of US$1.60 and the exercise price of the options on the vesting date, multiplied by the number of vested options.

(2) Non-equity incentive plan compensation consists of the short-term incentive awards summarized in the Summary Executive Compensation table above.

Share-Based and Option-Based Awards

Summary of Restricted Share Unit Plan

The purpose of the RSU Plan is to assist the Corporation in the recruitment and retention of qualified employees and consultants by providing a means to reward superior performance, to motivate Participants (as defined therein) under the Plan to achieve important corporate and personal objectives, and to better align the interests of the Participants with the long-term interests of Shareholders.

Eligible Participants

The RSU Plan is administered by the C&CG Committee. Employees, Directors (designated by the Corporation for participation in the RSU Plan) and eligible consultants of the Corporation and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Corporation, under the authority of the Board through the C&CG Committee, approves those employees, Directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant's employment is terminated without cause within 12 months after a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant by the C&CG Committee and the Board.

All grants of RSUs in 2017 vest ratably over a four-year period beginning on June 30, 2017, and thus will be fully vested as of June 30, 2021. Grants of RSUs approved by the Board on March 20, 2018, vest ratably over a four-year period beginning on January 1, 2018, and will be fully vested as of January 1, 2022. Grants of RSUs approved by the Board on March 26, 2019, vest ratably over a four-year period beginning on January 1, 2019, and will be fully vested as of January 1, 2023.

A portion of the RSUs granted in 2017, 2018 and 2019 to NEOs (other than Mr. Sherriff, who does not receive RSU grants) consisted of RSUs whose vesting also depended on the Corporation's achievement of specified financial goals for the years in which grants were made ("performance-based RSUs"). The grants of these performance-based RSUs were subject to modification based on a scale in which the target amount of the performance-based RSUs would vest if 100% of the financial goals was achieved, and such amount would be reduced on a straight-line sliding scale to half of the target amount if between 100% and 95% of the goals was achieved and increased on a straight-line sliding scale to twice the target amount if 100% and 110% of the goals was achieved. No performance-based RSUs would vest if less than 95% of the goal was achieved and no greater than twice the target amount would be awarded if performance exceeded 110% of the financial goals.

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The target amounts of performance-based RSUs granted to NEOs in 2018 were:

Bradley J. Horwitz, CEO  104,166

Erik Mickels, CFO  76,823

Scott Morris, General Counsel 76,823

Juan Pablo Calvo, CEO NuevaTel 40,510

Awards of all of the performance-based RSUs granted in 2018 have failed to vest because the Corporation did not achieve 95% of the specified financial goals for 2018.

The target amounts of performance-based RSUs granted to NEOs in 2019 are:

Bradley J. Horwitz, CEO  125,000

Erik Mickels, CFO  62,500

Scott Morris, General Counsel 50,000

Once RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Corporation). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled, multiplied by the Market Value of a Common Share on the payout date. "Market Value" per share is defined in the RSU Plan and means, as at any date, the volume-weighted average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board). The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the C&CG Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs is determined by the C&CG Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Corporation. All vested or expired RSUs are available for future grants.

Maximum Number of Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time may not exceed 7.5% of the aggregate number of issued and outstanding Shares and Trilogy LLC Class C Units from time to time. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 7.5% of the aggregate number of issued and outstanding Shares and Trilogy LLC Class C Units as of the date of the grant. All of the Common Shares covered by settled, cancelled or terminated RSUs will automatically become available Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Pursuant to the Arrangement Agreement the 7.5% limit will take into account, and be inclusive of, any issuances of Common Shares to holders of options in 2degrees.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Corporation within any one-year period, will not exceed 10% of the total number of outstanding Shares. See "Report on Executive Compensation - Share-Based and Option-Based Awards - Maximum Number of Common Shares under the RSU Plan and DSU Plans" for the current maximum as at the date of this Circular.

Adjustments to Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

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Cessation of Entitlement

Unless otherwise determined by the Corporation in accordance with the RSU Plan, RSUs which have not vested on a participant's termination date will terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without "Cause" (as defined below), all or a portion of such participant's RSUs may be permitted at the Corporation's discretion (unless otherwise provided in the applicable grant agreement) to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. All forfeited RSUs are available for future grants.

Termination and Clawback

The Corporation's grants of RSUs in 2017, 2018 and 2019 (to date) specify that, in the event a grantee is terminated for "Cause", the grantee will forfeit all vested and unvested RSUs and will also forfeit any gain realized in connection with the settlement of RSUs into Common Shares, the transfer or sale of RSUs, or the sale of Common Shares received in respect of settled RSUs ("Excess Compensation"). The Corporation's 2017, 2018 and 2019 grant agreements define "Cause" to mean (i) willful misconduct, insubordination, dishonesty, fraud, or gross negligence in the performance of the participant's duties or any knowing and material violation of the policies and procedures of the Corporation or its subsidiaries; (ii) willful actions in bad faith that impair the business, goodwill, or reputation of the Corporation or its subsidiaries; or (iii) the conviction or the commission of acts reasonably expected to result in a conviction of a felony.

Additionally, RSU grants made in 2017, 2018 and 2019 (to date) to NEOs specify that Excess Compensation will be forfeited in the event of a restatement of the Corporation's financial results due to fraudulent or other intentional illegal conduct on the part of the NEO to the extent that RSUs would not have been awarded had the financial results been initially issued in accurate form.

Transferability

RSUs are not assignable or transferable other than by operation of law, except (on such terms as the Corporation may permit) to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which are any combination of the participant, the participant's current or former spouse, minor children or minor grandchildren, and after the participant's lifetime, RSUs shall enure to the benefit of and be binding upon the participant's designated beneficiaries, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c) to change the vesting provisions of RSUs;

(d) to change the termination provisions of RSUs or the RSU Plan provided that such change does not entail an extension beyond the original expiry date of the RSU;

(e) to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f) to make any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

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(g) no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii) an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii) other types of compensation through Common Share issuance;

(iv) expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v) the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

The Corporation has the ability to grant RSUs under the RSU Plan until three years from the date of Shareholder approval, such date being February 7, 2020. If the Shareholders at the Meeting ratify, confirm and approve the RSU Plan Resolution, the Corporation will have the ability to grant RSUs under the RSU Plan until three years from the date of Meeting, or any adjournment thereof.

Summary of Deferred Share Unit Plan

The purpose of the DSU Plan is to provide independent Directors with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with that of Shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable. If the Shareholders and Unitholders approve the DSU Plan Resolution, all Directors, who are non-employee Directors, will be eligible to acquire DSUs under the Amended DSU Plan.

As of March 28, 2019, independent Directors have received compensation in the amount of $100,000 per year, of which 2/3 has been paid in DSUs and 1/3 in cash. If the DSU Plan Resolution is approved by the Shareholders and Unitholders, it is expected that all Directors will receive compensation in the amount $66,667 in DSUs, under the Amended DSU Plan, and the rest of their remaining compensation in cash.

The DSUs are credited to an account maintained for the participant (a "DSU Account"). The DSU Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant's economic rights in respect of his or her DSUs in connection with such change in capitalization. A participant's DSU Account will be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the Common Shares. The number of DSUs to be credited as of an award date will be determined by dividing: (i) the amount to be paid by (ii) the volume-weighted average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU.  All DSUs granted on an award date will vest on that award date.

Any grant of DSUs under the DSU Plan is subject to the following restrictions: (i) the maximum number of Common Shares which may be reserved for issuance to insiders of the Corporation under the DSU Plan may not exceed 1.25% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; (ii) the maximum number of Common Shares issuable to insiders of the Corporation under the DSU Plan, together with any other security based compensation arrangements of the Corporation, at any time, may not exceed 10% of the issued and outstanding Common Shares and Trilogy LLC Class C Units, as calculated on the award date; (iii) the maximum number of Common Shares issuable to insiders of the Corporation under the DSU Plan, together with any other security based compensation arrangements of the Corporation, within a 12-month period, may not exceed 10% of the issued and outstanding Shares, as calculated on the award date; and (iv) the annual grant to any individual independent Director may not exceed more than US$66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. As at the date of this Circular, the aggregate number of Common Shares permitted to be reserved for issuance under the DSU Plan may not exceed 1,052,985, representing approximately 1.25% of the outstanding Shares on a non-diluted basis.

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A participant is entitled to receive Common Shares in respect of DSUs recorded in the participant's DSU Account, less any deductions required by the participant's jurisdiction relating to withholding tax or other required deductions in connection with the exercise of such DSUs ("Source Deductions"), on one of the following dates (the "Distribution Date"): (i) the date on which the participant ceases service as a Director (the "Separation Date"); or (ii) such later date as the participant may elect, provided that in no event may a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of Common Shares to be issued to the participant on the Distribution Date will equal the number of DSUs credited to the participant's DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of the Corporation, elect to receive a cash payment in lieu of the issuance of any Common Shares in an amount equal to the volume-weighted average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date of the DSUs, less any Source Deductions.

In the event of a restatement of the Corporation's financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant (an "Awarded DSU") would not have been issued to such participant based on such restated results, the Board will review the grant of the Awarded DSUs. If the Board determines that: (i) any Awarded DSUs would not have been issued had the Corporation's financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the "Excess DSUs") and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs will be cancelled, and the Board shall, in accordance with the DSU Plan, seek to recover for the benefit of the Corporation, the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Common Shares acquired in respect of the Excess DSUs.

Unless approved by the Board, no DSUs may be redeemed by a participant at a time when a black-out restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a black-out restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, without any further action, be extended to the tenth (10) day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant's Separation Date.

The Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall: (i) not adversely alter or impair any DSU previously granted (except as described in the DSU Plan), (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (i) amendments of a "housekeeping nature"; (ii) a change to the vesting provisions of any DSU; (iii) a change to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) a change to the eligible participants of the DSU Plan; (v) any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by Shareholders or disinterested Shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of the Corporation; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above US$66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require Shareholders' approval under the amendment section of the DSU Plan.

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The existence of any DSUs may not affect in any way the right or power of the Corporation or the Shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Corporation's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger, arrangement or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination of DSUs may occur in connection with a merger.

Upon the occurrence of an event (a "Change of Control Event") resulting in a change of control over more than 50% of the outstanding voting securities of the Corporation or the sale of all or substantially all of the property of the Corporation, all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the Board is empowered, in its sole discretion, to terminate any DSUs, if not settled, immediately following actual completion of such Change of Control Event, and on such terms as it sees fit.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the Code, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

The Corporation has the ability to continue granting DSUs under the DSU Plan until three years from the date of Shareholder approval, being February 7, 2020. If the Shareholders at the Meeting approve the DSU Plan Resolution, the Corporation will have the ability to grant DSUs under the Amended DSU Plan until three years from the date of Meeting, or any adjournment thereof.

Maximum Number of Common Shares under the RSU Plan and DSU Plans

As at the date of this Circular: (a) the maximum number of Common Shares permitted to be reserved for issuance under the RSU Plan is 6,317,910 representing 7.5% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; and (b) there are 5,104,382 RSUs available for grant under the RSU Plan, representing 6.1% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; and (c) and 4,006,588 RSUs have been granted under the RSU Plan (such number including RSUs which have vested or been cancelled and have been made available for reissuance, in accordance with the terms of the RSU Plan).

As at the date of this Circular: (a) the maximum number of Common Shares permitted to be reserved for issuance under the DSU Plan is 1,052,985 representing 1.25% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; (b) there are 940,845 DSUs available for grant under the DSU Plan, representing 1.1% of the issued and outstanding Common Shares and Trilogy LLC Class C Units; and 112,140 DSUs have been granted under the DSU Plan.

Burn Rate

The following table sets out the annual burn rate for the RSUs and the DSUs for each of the last fiscal years.

Year	Burn Rate RSU Plan[1]	Burn Rate DSU Plan[2]
2018	1.2%	0.1%
2017	1.70%	0.03%
2016	N/A	N/A

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Notes:

(1) The burn rate is calculated by dividing the number of RSUs granted under the RSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.  The number of RSUs granted includes 298,322 performance-based RSUs that were forfeited based on the Corporation's 2018 performance against award targets.

(2) The burn rate is calculated by dividing the number of DSUs granted under the DSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Summary of Dividend Policy and Dividend Reinvestment Plan

The declaration of dividends on the Common Shares is at the sole discretion of the Board.

The Corporation has paid and intends to continue to pay an annual dividend of up to C$0.02 per share on its Common Shares. As at the date hereof, the Corporation has currently paid two annual dividends of C$0.02 per share, which were paid on May 12, 2017 and May 4, 2018. As part of the Corporation's dividend policy and dividend reinvestment plan ("DRIP"), eligible Canadian holders of Common Shares have the right to acquire additional Common Shares at the Discounted Share Price, in lieu of cash dividends, net of applicable withholding taxes.

When dividends are paid on the Common Shares, distributions are also required to be paid on the Trilogy LLC Class C Units in the same amount (or an equivalent amount in a different currency) as on the Common Shares on a per security basis. Until otherwise determined by the Board, all Trilogy LLC Class C Unitholders will receive their dividends in the form of additional Trilogy LLC Class C Units, issued on terms comparable to those on which Common Shares are offered to participants in the DRIP.

The Alignvest Partners and AMC, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Donald Walker have agreed to receive their dividends in the form of Common Shares to the extent permitted under the DRIP. Because non-Canadians are not currently eligible to participate in the DRIP, however, Mr. Hemmer, who is a U.S. citizen, received a dividend payment in cash in 2017 and 2018 and is expected to receive dividend payments in cash for the foreseeable future.

SG Enterprises and Bradley J. Horwitz have agreed to receive dividends in respect of their Trilogy LLC Class C Units in the form of additional Trilogy LLC Class C Units as described above. They have also agreed to receive dividends with respect to Common Shares that they hold or may hold in the future in the form of additional Common Shares to the extent permitted under the DRIP. However, because SG Enterprises and Mr. Horwitz are U.S. persons they are not currently eligible to participate in the DRIP with respect to Common Shares. Accordingly, they received dividend payments in cash in 2017 and 2018 with respect to their Common Shares and are expected to receive future dividend payments in cash with respect to these shares.

The Corporation's dividend policy is reviewed from time to time by the Board in the context of the Corporation's earnings, financial condition and other relevant factors. The payment of dividends in the future depends on the earnings, cash flow and financial condition of the Corporation as well as the need to finance the Corporation's business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entered into connection with the refinancing of the Senior Notes), the New Zealand 2021 Senior Facilities Agreement and the Bolivian 2021 Syndicated Loan Agreement (as such terms are defined in the AIF). These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate.

Directors' and Officers' Insurance and Indemnification

The Corporation maintains a comprehensive directors' and officers' liability insurance program. Subject to policy conditions, this program is intended to cover each individual's liability arising from his/her duties as a Director or officer of the Corporation provided he/she acted honestly and in good faith with a view to the best interests of the Corporation. The Corporation's program includes liability insurance covering Directors and officers of the Corporation and its subsidiaries acting in their capacities as such, as well as coverage for the Corporation itself against a securities claim.  The current insurance program, in effect from February 7, 2019 through February 7, 2020, provides C$30 million in coverage inclusive of securities claims (except for claims arising under U.S. securities laws and under anti-corruption statutes), subject to a deductible of C$100,000. The premium paid for this program was C$133,400. The Corporation purchased equivalent C$30 million limit programs in 2017 and 2018, for which it paid premiums of C$82,500 and C$98,198 respectively. No indemnification has been paid or has become payable under such insurance programs since the commencement of coverage on February 7, 2017.

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Trilogy LLC purchased a directors' and officers' liability insurance program (which applied to U.S. securities laws claims and was subject to a deductible of US$400,000) through February 7, 2017; that program provided coverage against directors' and officers' liabilities up to US$20 million for an annual premium of approximately US$186,000. No indemnification has been paid or has become payable under such insurance since the commencement of coverage.

In accordance with the BCBCA, the Articles of the Corporation also provide for the indemnification of a Director or officer, a former Director or officer, or a person who acts or acted at the Corporation's request as a Director or officer of a corporation in which the Corporation is or was a shareholder or creditor, and such individual's heirs and legal representatives, against any and all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual was made a party by reason of being or having been a Director or officer of the Corporation or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

The Corporation has entered into indemnity agreements with certain of its Directors and officers, providing a contractual right to indemnification and advancement of expenses under circumstances in which the Corporation is permitted to provide indemnification under the BCBCA. As discussed above, a policy of directors' and officers' liability insurance is maintained by the Corporation which insures Directors and officers for losses as a result of claims against the Directors and officers of the Corporation in their capacity as Directors and officers and also reimburses the Corporation for payments made pursuant to the indemnity provisions under the indemnity agreements, the Articles of the Corporation and the BCBCA.

Pension Plan Benefits

The Corporation has not established any pension plans or deferred compensation plans for Directors and executive officers that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

As at December 31, 2018, other than as set out below with respect to Mr. Sherriff, and with respect to the terms of RSU grants, the Corporation's NEOs did not have agreements that entitle them to severance, retention or other similar benefits following a change of control of the Corporation.

Termination and Change of Control Benefits in the RSU Plan

The RSU Plan contains certain provisions relating to the exercise of RSUs granted thereunder in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, the sale of all or substantially all of the property of the Corporation, or how else Change of Control is defined in the RSU Plan.

Each NEO has executed an agreement with the Corporation that restricts such NEO, both during the term of the agreement and at any time thereafter, from disclosing any confidential information to any person, or using the same for any purpose other than the purposes of the Corporation.  No NEO may disclose or use for any purpose, other than those of the Corporation, the private affairs of the Corporation, or any other information which he may acquire during the course of his employment in respect of the business and affairs of the Corporation.

The Sherriff Agreement

Prior to completion of the Arrangement, 2degrees entered into an employment agreement with Stewart Sherriff, the CEO of 2degrees (the "New Sherriff Agreement"), replacing a prior three-year agreement that expired in September 2016 (the "Previous Sherriff Agreement").  The New Sherriff Agreement is on substantially the same terms as the Previous Sherriff Agreement except that the New Sherriff Agreement establishes a fixed annual salary of NZD$700,000, which is subject to review by the 2degrees board in August 2019.  The New Sherriff Agreement sets forth Mr. Sherriff's base salary and annual bonus, and which includes, among other things, provisions regarding confidentiality, non-competition, non-solicitation, conflicts of interest, employee obligations, as well as eligibility for 2degrees' benefit plans.  Under the Previous Sherriff Agreement, Mr. Sherriff's annual salary was NZD$621,000 and he was entitled to a bonus of up to 150% of his base salary, depending on targets established by the 2degrees board related to the performance of 2degrees, as well as equity incentive grants.

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In August 2018, Mr. Sherriff provided notice to the Corporation of his plan to retire as CEO of 2degrees. On January 15, 2019, 2degrees appointed Mark Aue as CEO. As part of an orderly transition plan, Mr. Aue will begin his new role as CEO, once 2degrees appoints a new CFO. Mr. Sherriff will remain on the board of directors of 2degrees, once his retirement as CEO is complete.

Employee Retention Policy

In addition to the provisions of the above employment arrangements, the Corporation adopted Trilogy LLC's annual bonus, severance and retention benefit policy which was established in March 2015 (the "Employee Retention Policy") for certain of Trilogy LLC's employees. This Employee Retention Policy remained in place following the completion of the Arrangement and applied with respect to, among others, Mr. Mickels and Mr. Morris (each, a "subject employee"), both of whom are NEOs of the Corporation. These bonuses have been paid in full to Mr. Mickels and Mr. Morris in accordance with the terms of the Employee Retention Policy. Under the Employee Retention Policy, each subject employee was entitled to both severance benefits and retention bonuses. In brief, the Employee Retention Policy specified that the subject employee would be entitled to receive an amount equal to the sum of the employee's base salary and target cash bonus for 2015 if the employee continued to be employed by Trilogy LLC through December 31, 2017. It also specified that this amount would be payable if the employee was terminated without cause or resigned with good reason in 2017 and that two thirds of the amount would be payable in the event of termination without cause or resignation for good reason before 2017. Finally, the Employee Retention Policy stated that if a subject employee was terminated within twelve months following a change in control over Trilogy LLC, the employee would be entitled to receive an amount equal to his or her salary at the time of termination.

Director Compensation

During the year ended December 31, 2018, the Directors (other than Mr. Horwitz, whose compensation as an executive is disclosed in the Executive Summary Compensation Table, above) received the remuneration set out below. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings or otherwise carrying out their duties as Directors.

In consideration for serving on the Board, independent Directors have been paid an annual retainer of up to US$100,000, of which 2/3 has been paid in DSUs and 1/3 in cash, and are reimbursed for their reasonable out-of-pocket expenses incurred while serving as Directors. For the year ended December 31, 2018, non-independent Directors were not compensated for their role on the Board or its committees.

Beginning January 1, 2019, the Lead Independent Director will be paid an annual stipend of US$125,000 and each other non-employee Director will be entitled to an annual stipend of US$100,000; a Director who serves on a committee (other than as a committee chairperson) will be entitled to receive an additional US$15,000 annually, and a Director who serves as a chairperson of a committee will be entitled to receive an additional US$10,000 annually. Provided the Shareholders and the Unitholders approve the Amended DSU Plan, it is expected that US$66,667 of a Director's total annual compensation will be paid in the form of DSUs under the Amended DSU Plan. John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Corporation, is not entitled to receive compensation for his services as a Director.

All current directors and officers of the Corporation are and will continue to be indemnified on customary terms by the Corporation.

Director Compensation Table

The following table shows the compensation paid in 2018 to the Corporation's independent Directors. Two independent Directors, Mark Kroloff and Nadir Mohamed, received 2/3 of their compensation in the form of DSUs, granted on a quarterly basis, and the remainder in cash, also paid on a quarterly basis. The third independent Director, Alan Horn, who was appointed to the Board on November 8, 2018, received US$25,000 in compensation for 2018, of which US$16,667 was granted in DSUs. Anthony Lacavera, who resigned from the Board on November 8, 2018, received US$75,293 in compensation for 2018, of which US$50,293 was granted in DSUs in the first three quarters of 2018 (including dividends paid on those DSUs), and US$25,000 was paid in cash. No compensation was paid to non-independent Directors in 2018.

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Name and Principal Position	Fees earned (US$)	Share-based awards (US$)[1]	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)[2]	All other compensation (US$)	Total Compensation (US$)
Ms. Theresa E. Gillespie	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Alan D. Horn[3]	Nil	$16,667	Nil	$8,333	Nil	Nil	$25,000
Mr. Mark Kroloff	Nil	$66,734	Nil	$33,333	Nil	Nil	$100,067
Mr. Anthony Lacavera[4]	Nil	$50,293	Nil	$25,000	Nil	Nil	$75,293
Mr. Nadir Mohamed	Nil	$66,960	Nil	$33,333	Nil	Nil	$100,293
Mr. Reza R. Satchu	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. John W. Stanton	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Share-based awards represent the fair value of DSUs granted on a quarterly basis in the year under the DSU Plan. The fair value of the DSUs is based on the volume-weighted average trading price ("VWAP") of the Common Shares, and foreign exchange rates, for the five trading days immediately preceding the date of grant multiplied by the number of DSUs granted.

Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (C$ - US$)	DSUs Granted
March 31, 2018	4.99	0.7763	12,917
June 30, 2018	4.40	0.7536	15,066
September 30, 2018	3.91	0.7710	16,581
December 31, 2018	1.58	0.7361	43,101

With respect to awards issued as dividends pursuant to the DSU Plan, the 5-day VWAP was computed with reference to the dates on which dividends were paid in 2017 and 2018 to Shareholders and Unitholders.

(2) The Corporation does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with retirement.

(3) Alan D. Horn was appointed to the Board on November 8, 2018.

(4) Anthony Lacavera resigned from the Board on November 8, 2018.

Share-Based, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table outlines the equity incentive awards, made to each Director (other than Mr. Horwitz, whose compensation as an executive is disclosed in the Executive Summary Compensation Table, above), that were outstanding at December 31, 2018.

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	Option-based awards				Share-based awards
Name	Securities underlying unexercised options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the-money options (US$)	Number of shares or units of shares that have not vested (#)	Market or pay-out value of Share-based awards that have not vested (US$)	Market or pay-out value of vested Share-based awards not paid out or distributed (US$)[1]
Ms. Theresa E. Gillespie	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Alan D. Horn(2)	Nil	Nil	Nil	Nil	Nil	Nil	$17,272
Mr. Mark Kroloff	Nil	Nil	Nil	Nil	Nil	Nil	$35,151
Mr. Anthony Lacavera(3)	Nil	Nil	Nil	Nil	Nil	Nil	$17,953
Mr. Nadir Mohamed	Nil	Nil	Nil	Nil	Nil	Nil	$35,224
Mr. Reza R. Satchu	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. John W. Stanton	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Includes dividends paid on DSUs, in accordance with the terms of the DSU Plan.

(2) Alan D. Horn was appointed to the Board on November 8, 2018.

(3) Anthony Lacavera resigned from the Board on November 8, 2018.

Director Incentive Plan Awards

The following table sets out the value of all incentive plan awards to Directors; consisting of options and share-based awards that vested during the year ended December 31, 2018.

Name	Option-based awards - Value vested during the year (US$)	Share-based awards - Value vested during the year (US$)[1]	Non-equity incentive plan compensation - Value earned during the year (US$)[2]
Ms. Theresa E. Gillespie	Nil	Nil	Nil
Mr. Alan D. Horn(3)	Nil	$17,272	$8,333
Mr. Bradley J. Horwitz	Nil	$295,287	Nil
Mr. Mark Kroloff	Nil	$66,849	$33,333
Mr. Anthony Lacavera(4)	Nil	$49,800	$25,000
Mr. Nadir Mohamed	Nil	$67,072	$33,333
Mr. Reza R. Satchu	Nil	Nil	Nil
Mr. John W. Stanton	Nil	Nil	Nil

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Notes:

(1) The value was calculated using the closing price of the Common Shares on the TSX on each vesting date multiplied by the number of shares acquired or units vested. Canadian dollar values were translated at the foreign exchange rates on the specific vesting dates. The closing market prices and foreign exchanges rates to translate Canadian dollars to U.S. dollars were as follows:

Date	TSX (C$)	Foreign Exchange Rate (C$ - US$)
March 31, 2018	4.99	0.7756
June 30, 2018	4.36	0.7594
September 30, 2018	3.80	0.7725
December 31, 2018	1.64	0.7330

With respect to awards issued as dividends pursuant to the DSU plan, the value was calculated using the closing price of the Common Shares on the TSX, and foreign exchange rates, for the dates on which dividends were paid in 2017 and 2018 to holders of Common Shares of the Corporation and C Unitholders of TIP LLC.

(2) Non-equity incentive plan compensation is comprised of cash remuneration paid on a quarterly basis.

(3) Alan D. Horn was appointed to the Board on November 8, 2018.

(4) Anthony Lacavera resigned from the Board on November 8, 2018.

Securities Authorized for Issuance Under the Corporation's Equity Compensation Plans

The following table sets out (a) the number of securities issued and issuable under the Corporation's equity compensation plans, (b) the weighted-average exercise price of outstanding equity compensation awards, and (c) the number of securities available for issuance under each equity compensation plan, as at December 31, 2018. Additional details concerning the Corporation's equity compensation plans are set out in the sections of this Circular above.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,213,528[1]	N/A3	5,104,382
	112,140[2]		940,845
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,325,668	N/A	6,045,227

Notes:

(1) These securities were granted under the RSU Plan and include Common Shares issuable upon the vesting of the RSUs. Total does not include performance-based share units that were cancelled because the Corporation did not achieve the Corporation's 2018 performance against award targets.

(2) These securities were granted under the DSU Plan and entitle participants to receive Common Shares as discussed previously in the Summary of Deferred Share Unit Plan section.

(3) RSUs and DSUs do not require the holder to pay a strike price.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

As at the date of this Circular, no Director, executive officer, or employee of the Corporation or any of its subsidiaries, former Director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed Nominee for election as Director, or any associate of any of the foregoing, has been or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The Canadian Securities Administrators' NI 58-101, National Policy 58-201 - Corporate Governance Guidelines and National Instrument 52-110 - Audit Committees ("NI 52-110") set out a series of guidelines and requirements for effective corporate governance (collectively, the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines.

Board of Directors

The Board is currently comprised of seven Directors: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza R. Satchu, Nadir Mohamed, Mark Kroloff and Alan D. Horn.

The primary function of the Board is to supervise the management of the business and affairs of the Corporation, including the responsibility for the strategic planning process, risk management, succession planning, approving and communicating a communications policy and disclosure policy, setting internal controls, corporate governance, senior Management compensation and oversight, Director compensation and assessment, and approving material transactions and contracts. The Board is also responsible for reviewing the succession plans for the Corporation, including appointing, training and monitoring senior Management to ensure that the Board and Management have appropriate skill and experience.

The Board has adopted a majority voting policy for the election of Directors. For a description of such policy, see "Business of the Meeting" in this Circular.

The Board has established an Audit Committee and C&CG Committee. See "Business of the Meeting - Nominee and Qualifications" in this Circular for the membership of each of the committees of the Board. The Board has delegated to the applicable committee those duties and responsibilities set out in each committee's mandate.

The primary mandate of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility to the Shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of the Corporation, to review the financial statements of the Corporation and public disclosure documents containing financial information and to assist the Corporation with the legal compliance and ethics programs as established by Management and by the Board and as required by law.

The primary mandate of the C&CG Committee with respect to compensation is to approve corporate goals and objectives relevant to the compensation of the CEO and to make recommendations with respect to the CEO's compensation based on its evaluation, to recommend compensation arrangements for the Directors, committee members and chairs, and the Chairman, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for the CFO and senior Management of the Corporation. The primary mandate of the C&CG Committee with respect to corporate governance is to assess the effectiveness of the Board, of committees of the Board and of the Directors of the Board, to recommend to the Board candidates for election as Directors and candidates for appointment to Board committees and to advise the Board on enhancing the Corporation's corporate governance through a continuing assessment of the Corporation's approach to corporate governance.

Independence of the Board

The Corporation's Board is currently composed of seven Directors, a majority of whom are independent. NI 58-101 defines an "independent director" as a Director who has no direct or indirect material relationship with the Corporation.

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A "material relationship" is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member's independent judgment. In determining whether a particular Director is an "independent director" or a "non-independent director", the Board will consider the factual circumstances of each Director in the context of the Guidelines.

Bradley J. Horwitz is not considered independent for the purposes of NI 58-101 because he is part of Management of the Corporation. John W. Stanton and Theresa E. Gillespie are not considered independent for the purposes of NI 58-101 because of their respective equity ownership in, and prior role with, Trilogy LLC. Reza R. Satchu is not considered independent for the purposes of NI 58-101 because he was, prior to the Arrangement, an executive officer of Alignvest, the Corporation's predecessor company.

Chairman and Lead Independent Director

John W. Stanton serves as the Chairman of the Corporation. The Chairman is responsible for the management, development and effective functioning of the Board and provides leadership in every aspect of its work. As Mr. Stanton is not independent for the purposes of NI 58-101, the Corporation has appointed Nadir Mohamed as the Lead Independent Director of the Board. The position descriptions for the Chairman and Lead Independent Director set out the Chairman's and the Lead Independent Director's key responsibilities. The Lead Independent Director and each committee can also engage outside consultants without consulting Management.

Meeting in-camera

The Board and committees hold regularly scheduled meetings without Management and non-independent Directors. The committee chairs' reports to the Board generally form part of these discussions. The Chairman encourages open and candid discussions among the independent Directors by providing them with an opportunity to express their views on key topics before decisions are taken. During the financial year ended 2018, the independent Directors held four meetings without non-independent directors and members of Management being present.

Performance assessments and succession planning

The C&CG Committee provides primary oversight of the performance assessment of the CEO, the CEO's assessments of the other senior officers, and succession planning for senior Management. The C&CG Committee has an emergency succession plan and contingency plan for the CEO for a scenario in which the CEO suddenly and unexpectedly is unable to perform his duties for an extended period.

The independent Directors participate in the assessment of the performance of the CEO every year. The Board approves all appointments of executive officers.

Board Mandate

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and the Lead Independent Director, and officers of the Corporation, all as more particularly described in the Board's Mandate, attached as Schedule "C" to this Circular.

Committees of the Board of Directors

The Board does not currently have an Executive Committee. As at the date of this Circular, there are two committees of the Board; namely: (i) the Audit Committee; and (ii) the C&CG Committee.

The following table sets out the members of such Committees as at the date of this Circular:

Name of Committee	Members of Committee	Date of initial Appointment
Audit Committee	Alan D. Horn (Chair) Mark Kroloff	November 8, 2018 February 7, 2017
	Nadir Mohamed	February 7, 2017
C&CG Committee	Mark Kroloff (Chair) Alan D. Horn John W. Stanton	February 7, 2017 November 8, 2018 February 7, 2017

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Position Descriptions

The Board has written descriptions for the Chairman, Lead Independent Director, chairs of each of the committees of the Board and the CEO. The Board Mandate and the committee mandates for the Audit Committee and C&CG Committee have set out in writing the roles of the Board and the committees in supervising Management.

Director Term Limits/Mandatory Retirement

At this time, the Corporation does not expect that these types of policies would be appropriate for the Board. The Corporation believes that a rigorous self-evaluation process combined with input from an external third-party governance firm would be a more effective and transparent manner to ensure that the Directors add value and remain strong contributors.

Diversity

Board of Directors

The Corporation recognizes the benefits that diversity brings to the Corporation. The Board aims to be comprised of Directors who have a range of perspectives, insights and views in relation to the issues affecting the Corporation. This belief in diversity is reflected in the Corporation's Diversity Policy. The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to, among other things, gender, status, age, business experience, professional expertise, education, nationality, race, culture, language, personal skills and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the Board is an important component of the selection process for new Board members.

One of the seven proposed Directors is female, representing 14.3% of the proposed members of the Board. The Corporation recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is representation of women on the Board. However, the Corporation has not and does not intend to establish a target or adopt specifically policies regarding the number of women on the Board. The Corporation believes a target would not be the most effective way of ensuring the Board is comprised of individuals with diverse attributes and backgrounds. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

Management

The Corporation believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. The Corporation recognizes the value of ensuring that the Corporation has leaders who are women. The Corporation has and will work to develop its employees internally and provide them with opportunities to advance their careers. The Corporation has developed a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative is to ensure that there are highly qualified women within the Corporation available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, the Corporation weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

None of the Corporation's NEOs is female. The Corporation does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. The Corporation believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

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Orientation and Continuing Education

As set out in the Board Mandate, the Corporation has a policy of making a full initial orientation and continuing education process available to Board members. New Directors are provided with an initial orientation regarding the nature and operation of the Corporation's business and the affairs of the Corporation and as to the role of the Board and its committees, as well as the legal obligations of a Director. Existing Directors are also periodically updated on these matters.

In order to orient new Directors as to the nature and operation of the Corporation's business, they will be given the opportunity to meet with key members of Management to discuss the Corporation's business and activities. In addition, new Directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Corporation.

Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with Management and, where applicable, auditors, advisors and other consultants of the Corporation.  Board members have access to the Corporation's in-house and external legal counsel in the event of any questions or matters relating to Board members' corporate and Director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Corporation's records.

Nomination of Directors

The C&CG Committee's role is to recommend to the Board candidates for election as Directors and candidates for appointment to Board committees as set out in the C&CG Committee Mandate. The Chairman also consults with the C&CG Committee regarding candidates for nomination or appointment to the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics"), a written code of business conduct and ethics for the Directors, officers and employees that sets out the Board's expectations for the conduct of such persons in their dealings on behalf of the Corporation. The Board has established confidential reporting procedures in order to encourage employees, Directors and officers to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code of Ethics may face disciplinary actions, including dismissal.

The Code of Ethics is designed to deter wrongdoing and promote honest and ethical conduct; avoidance of conflicts of interests; confidentiality of corporate information; protection and proper use of corporate assets and opportunities; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of any violations of the Code of Ethics; accountability for adherence to the Code of Ethics; and the Corporation's culture of honesty and accountability. A copy of the Code of Ethics may be obtained by contacting the Corporation and requesting a copy from its investor relations contact by mail at Suite 400, 155 108th Avenue NE, Bellevue, Washington, USA 98004.

The Board monitors compliance with the Code of Ethics by delegating responsibility for investigating and enforcing matters related to the Code of Ethics to Management, who will report breaches of the Code of Ethics to the Corporation's General Counsel & Corporate Secretary. Any such investigations and resolutions of complaints will be reviewed by the General Counsel & Corporate Secretary who will report annually to the Board thereon. Certain of the matters covered by the Code of Ethics are also subject to Audit Committee oversight. Any employee who becomes aware of a violation of the Code of Ethics is required to report the violation to a member of Management. Directors and executive officers are required by applicable law and the Code of Ethics to promptly disclose any potential conflict of interest that may arise. If a Director or executive officer has a material interest in an agreement or transaction, applicable law, the Code of Ethics and principles of sound corporate governance requires the Director or executive to declare the interest in writing or request to have such interest entered in the minutes of meetings of Directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction. The C&CG Committee is responsible for monitoring such conflicts of interest under the Code of Ethics. The Board has delegated the communication of the Code of Ethics to employees and to Management, who are expected to encourage and promote a culture of ethical business conduct.

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Board and Committee Assessment

The C&CG Committee's role is to annually assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors.

Audit Committee

Composition of Audit Committee

The Audit Committee consists of Alan D. Horn (Chair), Mark Kroloff and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI 52-110) and none has received or will receive, directly or indirectly, any compensation from the Corporation other than for service as a member of the Board and its committees. All members of the Audit Committee are financially literate (as defined under NI 52-110).

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Horn, Mr. Kroloff and Mr. Mohamed in "Business of the Meeting - Nominations and Qualifications" in this Circular.

The members of the Audit Committee are appointed annually by the Board, and each member of the Audit Committee serves at the pleasure of the Board until such member resigns, is removed, or ceases to be a member of the Board. The full text of the Audit Committee's charter can be found attached as Schedule "D" to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee has adopted requirements regarding pre‐approval of non‐audit services as part of its Audit Committee Mandate. The Audit Committee Mandate requires that the Audit Committee must approve in advance any retainer of the auditors to perform any non‐audit service to the Corporation (together with all non‐audit service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre‐approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

All audit and non-audit services to be provided by the Corporation's external auditor are required to be pre-approved by the Audit Committee. The Audit Committee annually pre-approves a budget for certain specific non-audit services such as assistance with tax returns.

Additional Information

Further disclosure concerning the composition, education and experience and policies of the Audit Committee and fees paid to the Corporation's auditor can be found in the AIF under the heading "Audit Committee".

Compensation and Corporate Governance Committee

The C&CG Committee consists of Mark Kroloff (Chair), Alan D. Horn and John W. Stanton.  Mark Kroloff and Alan D. Horn are considered "independent" as defined in NI 58-101. John W. Stanton, is not considered "independent" as defined in 58-101. However, Mr. Stanton is not expected to receive, directly or in directly, any compensation from the Corporation. The C&CG Committee conducts its business on the basis of majority approval, which encourages an objective process for determining compensation.

The members of the C&CG Committee are appointed annually by the Board and each member of the C&CG Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

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To fulfill its role in developing the Corporation's approach to compensation issues, the C&CG Committee shall:

(i) review and approve corporate goals and objectives relevant to the compensation of the CEO;

(ii) evaluate the performance of the CEO in light of those corporate goals and objectives, and make recommendations to the Board with respect to the compensation level of the CEO based on its evaluation;

(iii) review the recommendations to the C&CG Committee of the CEO respecting the appointment, compensation and other terms of employment of the CFO, all senior Management reporting directly to the CEO and all other officers appointed by the Board and, if advisable, approve and recommend for board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv) administer and interpret the Corporation's share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the Board the grant of options thereunder and the terms thereof;

(v) review the Corporation's pension and retirement arrangements in light of the overall compensation policies and objectives of the Corporation;

(vi) review employment agreements between the Corporation and the CEO, and between the Corporation and its executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the Board;

(vii) review Management's policies and practices respecting the Corporation's compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or Directors or amending or extending any such existing personal loans or arrangements;

(viii) recommend to the Board for its approval the terms upon which Directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix) review on a periodic basis the terms of and experience with the Corporation's executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x) review executive compensation disclosure before the Corporation publicly discloses this information;

(xi) submit a report to the Board on human resources matters at least annually; and

(xii) prepare an annual report for inclusion in the Corporation's Management Information Circular to the Shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of the CEO.

As set out in the C&CG mandate, the C&CG Committee's role with respect to corporate governance includes, among other things:

(i) developing and updating a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Corporation, and reporting to the Board thereon at least annually;

(ii) undertaking on an annual basis an examination of the size of the Board, with a view to determining the impact of the number of Directors, the effectiveness of the Board, and recommending to the Board, if necessary, a reduction or increase in the size of the Board;

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(iii) endeavouring, in consultation with the Chairman (or Lead Independent Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, each of the committees of the Board and each individual Director of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(iv) in consultation with the Chairman (or Lead Independent Director, if applicable), and the CEO, annually or as required, recruiting and identifying individuals qualified to become new Board members and recommending to the Board new Director nominees for the next annual meeting of the Shareholders;

(v) in consultation with the Chairman (or Lead Independent Director, if applicable), annually or as required, recommending to the Board, the individual Directors to serve on the various committees;

(vi) conducting a periodic review of the Corporation's corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness;

(vii) reviewing overall governance principles, monitoring disclosure and best practices of comparable and leading companies, and bringing forward to the Board a list of corporate governance issues for review, discussion or action by the Board or its committees;

(viii) reviewing the disclosure in the Corporation's public disclosure documents relating to corporate governance practices and preparing recommendations to the Board regarding any other reports required or recommended on corporate governance;

(ix) proposing agenda items and content for submission to the Board related to corporate governance issues and providing periodic updates on recent developments in corporate governance to the Board;

(x) conducting a periodic review of the relationship between Management and the Board, particularly in connection with a view to ensuring effective communication and the provision of information to Directors in a timely manner;

(xi) reviewing annually the Board Mandate and the mandates for each committee of the Board, together with the position descriptions, if any, of each of the Chairman, CEO, lead director, Director and committee chairs, and where necessary, recommending changes to the Board;

(xii) reviewing and recommending the appropriate structure, size, composition, mandate and members for the committees, and recommending for Board approval the appointment of each to Board committees;

(xiii) recommending procedures to seek to ensure that the Board and each of its committees functions independently of Management;

(xiv) monitoring conflicts of interest (real or perceived) of both the Board and Management in accordance with the Code, and other policies on conflicts of interest and ethics; and

(xv) recommending procedures to permit the Board to meet on a regular basis without Management or non-independent Directors.

The C&CG Committee is expected to make recommendations for candidates to the Board and candidates for appointment to various committees of the Board, and in making such recommendations is expected to consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing Director to possess, and the competencies and skills each new nominee will bring to the Board. The responsibility for approving new nominees to the Board will fall to the full Board. The C&CG Committee may also make, where appropriate, recommendations for the removal of a Director from the Board or from a committee of the Board if he or she is no longer qualified to serve as a Director under applicable requirements or for any other reason it considers appropriate.

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For a more detailed discussion as to how the C&CG Committee determines executive and Director compensation, see the section of this Circular entitled "Report on Executive Compensation" above.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the Directors or executive officers of the Corporation, no proposed Nominee for election as a Director of the Corporation, none of the persons who have been Directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, after reasonable enquiry, since the close of the Arrangement, no Director or executive officer of the Corporation, proposed Nominee for election as Director of the Corporation, principal Shareholder of the Corporation (or any Director or officer thereof), or any associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, and no proposed Nominee for election as a Director, or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting (other than the election of Directors or the appointment of the auditors).

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy, to vote the shares represented thereby in accordance with their best judgement on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com. Shareholders of the Corporation may request a copy of the Corporation's consolidated financial statements and Management's discussion and analysis by writing to the Corporate Secretary, TIP Inc., at 155 108th Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Financial information is provided in the Corporation's comparative consolidated financial statements and Management's discussion and analysis for its most recently completed financial year, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

APPROVAL BY DIRECTORS

The contents of this Circular and the sending, communication or delivery thereof to the Shareholders have been approved by the Board of the Corporation. A copy of this Circular has been sent to each Director, each Shareholder entitled to notice of the Meeting and the auditors of the Corporation.

DATED as of the 28th day of March 2019.

Chairman of the Board of Directors

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SCHEDULE "A"

RSU PLAN

TRILOGY INTERNATIONAL PARTNERS INC.

RESTRICTED SHARE UNIT PLAN

1. PURPOSE

1.1 This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Corporation to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

2. PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a) "Account" means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b) "Affiliate" has the meaning given to it in National Instrument 45-106 - Prospectus Exemptions.

(c) "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(d) "Beneficiary" means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 13.1 or, failing any such effective designation, the Participant's legal representative;

(e) "Board" means the Board of Directors of the Corporation;

(f) "Change of Control" means:

(i) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii) an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

(iii) the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than an Affiliate of the Corporation or other than in the ordinary course of business of the Corporation;

(g) "Committee" means the Compensation and Corporate Governance Committee of the Board or any other committee or person designated by the Board to administer the Plan, provided, however, if the Company ceases to qualify as a "foreign private issuer" (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two directors, and each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3;

(h) "Corporation" means Trilogy International Partners Inc. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(i) "Designated Subsidiary" means an entity which is controlled by the Corporation and which has been designated by the Corporation for purposes of the Plan from time to time, and for the purposes of this definition, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of:

(i) ownership of or direction over voting securities in the second person,

(ii) a written agreement or indenture,

(iii) being the general partner or controlling the general partner of the second person, or

(iv) being a trustee of the second person;

(j) "Director" means a director of the Corporation;

(k) "Eligible Consultant" means a person, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract with the Corporation or the Designated Subsidiary, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the registrant's securities;

(l) "Employee" means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(m) "Employer" means the Corporation, the Designated Subsidiary or the combination or partnership of such entities that employs the Participant or that employed the Participant immediately prior to the Participant's Termination Date;

(n) "Equity Interests" means the issued and outstanding Shares and Trilogy Class C Units;

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

(p) "Expiry Date" means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant's Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph 248(1)(k) of the Income Tax Act (Canada), as such section may be amended or re-enacted from time to time;

(q) "Fiscal Year" means a fiscal year of the Corporation;

(r) "Grant Agreement" means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(s) "Grant Date" of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(t) "Insider" has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(u) "Joint Actor" means a person acting "jointly or in concert with" another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;

(v) "Market Value" with respect to a Share as at any date means the volume-weighted average trading price of the Shares on the TSX for the five (5) trading days immediately preceding such date (or on any such other stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board).  The volume weighted average trading price of the Shares shall be calculated by dividing the total value by the total volume of Shares traded for the relevant period. In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(w) "Participant" means a bona fide full-time or part-time Employee, an Eligible Consultant or a director who, in any such case, has been designated by the Corporation for participation in the Plan;

(x) "Payout Date" means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.3;

(y) "Plan" means this Restricted Share Unit Plan;

(z) "Reorganization" means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(aa) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(bb) "Section 409A" means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(cc) "Securities Act" means the U.S. Securities Act of 1933, as amended;

(dd) "Security Based Compensation Arrangement" has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(ee) "Shareholders" means the holders of Shares;

(ff) "Shares" mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(gg) "Share Unit" means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share or cash equal to the Market Value of one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(hh) "Stock Exchange Rules" means the applicable rules of any stock exchange upon which Shares are listed;

(ii) "Termination Date" means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(jj) "Trilogy Class C Unit" means a class C unit of Trilogy International Partners LLC including all series thereof;

(kk) "TSX" means the Toronto Stock Exchange; and

(ll) "Vested Share Units" shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2 In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3. GRANT OF SHARE UNITS AND TERMS

3.1 The Corporation may grant Share Units (including fractional Share Units) to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant, in exchange for security-based compensation of a Designated Subsidiary held by the Participant, or otherwise as compensation, including as an incentive for future performance by the Participant.

3.2 In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

(a) the number of Share Units which are being granted to the Participant;

(b) any time-based or performance-based conditions as to vesting of the Share Units to become Vested Share Units;

(c) the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(d) the Expiry Date;

which shall be set out in the Grant Agreement.

3.3 The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.  The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any resulting conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.3 or 7.4 of the Plan, if applicable.

4. GRANT AGREEMENT

4.1 Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5. SHARE UNIT GRANTS AND ACCOUNTS

5.1 An Account shall be maintained by the Corporation for each Participant.  On the Grant Date, the Account will be credited with the Share Units (including fractional Share Units) granted to a Participant on that date.

6. PAYOUTS

6.1 On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Share Units in the Participant's Account to which the Payout Date relates, in one of the following forms:

(a) subject to the limitations set forth in Section 10.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant's Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

(b) subject to and in accordance with any Applicable Law, Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Shares to Participants under the Plan equal in number to the Vested Share Units in the Participant's Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

(c) the payment of a cash amount to a Participant on the Payout Date equal to the number of Vested Share Units in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable deductions and withholdings; or

(d) any combination of the foregoing,

as determined by the Corporation, in its sole discretion.

6.2 No fractional Shares shall be issued and any fractional entitlements shall be settled in cash based on the Market Value on the relevant Payout Date.

6.3 Shares issued by the Corporation from treasury under Section 6.1(a) of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4 The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

7. TERMINATION OF EMPLOYMENT AND FORFEITURES

7.1 Unless otherwise determined by the Corporation pursuant to Sections 7.2 or 7.3, on a Participant's Termination Date, any Share Units in a Participant's Account which are not Vested Share Units shall terminate and be forfeited.

7.2 Notwithstanding Section 7.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation's discretion, all or a portion of such Participant's Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

7.3 Notwithstanding Section 7.1 nor the conditions as to vesting of Share Units contained in any individual Grant Agreement, in the event that a Participant's employment is terminated without cause by the Corporation or an Affiliate within 12 months following a Change of Control, all outstanding Share Units shall become Vested Share Units on the Termination Date and, except as otherwise provided in Section 15 hereof, the Payout Date in connection with such Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the Termination Date and the Corporation shall, as soon as practicable following such termination, issue or provide Shares or make payments to such Participants with respect to such Vested Share Units in accordance with Section 6.

7.4 Except as otherwise provided in Section 15, in the event a Participant's Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant's Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant's Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue or provide Shares or make payment to such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

8. FORFEITED UNITS

8.1 Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

9. ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

9.1 In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant's Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant's Account on the record date fixed for such distribution, subdivision or consolidation.

9.2 In the event there shall be any change, other than as specified in Section 9.1, in the number or kind of outstanding Equity Interests or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Equity Interest shall be so changed or exchanged (or, if no such change or exchange occurs, into such other securities as the Board may determine in its sole discretion) and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant's Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

9.3 In the case of any such substitution, change or adjustment as provided for in this Section 9, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant's Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

10. RESTRICTIONS ON ISSUANCES

10.1 Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Share Units outstanding pursuant to the Plan from time to time shall not exceed 7.5% of the number of issued and outstanding Equity Interests from time to time.

10.2 The maximum number of Shares issuable to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Equity Interests.  The maximum number of Shares issued to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Equity Interests.

10.3 At any given time, the number of Share Units granted to non-Employee Directors under the Plan, in combination with all other equity awards granted to non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to the lesser of: (i) a reserve, as a group, of equity awards entitling them to acquire up to 1% of the issued and outstanding Shares and (ii) an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-Employee Director, provided that the total value (based on grant date fair value as determined by the Board) of stock options issuable to any one non-Employee Director in any one year period shall not exceed $100,000.

10.4 The number of Share Units (or portions thereof) that: (i) have been settled or paid-out; or (ii) have expired or been forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Share Units, shall, in each case, automatically become available to be made and subject to new grants under this Plan.  In addition, the number of Share Units (or portions thereof) that the Corporation settles in cash in lieu of settlement in Shares shall automatically become available to be made the subject of new grants under this Plan.

11. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1 Subject to the provisions herein, the Plan may be amended, suspended or terminated at any time by the Board in whole or in part.  No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

11.2 The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c) to change the vesting provisions of Share Units;

(d) to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;

(e) to make the amendments contemplated by Section 15.1(f); or

(f) to make any amendments necessary or advisable because of any change in Applicable Law;

provided, however, that:

(g) no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 9);

(ii) an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii) other types of compensation through Share issuance;

(iv) an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 14.2; or

(v) the addition of additional categories of Participants (other than as contemplated by Section 9).

11.3 If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

12. ADMINISTRATION

12.1 Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws.  The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan.  All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation.  All expenses of administration of the Plan shall be borne by the Corporation.

12.2 The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties.  At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant.  Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

12.3 The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

13. BENEFICIARIES AND CLAIMS FOR BENEFITS

13.1 Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

14. GENERAL

14.1 The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

14.2 The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.  The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a current or former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) or minor children or grandchildren (defined to include any adopted children) or a personal holding company or family trust controlled by a Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant's current or former spouse, the Participant's minor children or the Participant's minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant's Beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell shares received pursuant to the Share Unit.

14.3 The Corporation's grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto.  As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.

14.4 A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

14.5 Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.  Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant's employment, or service under contract, at any time.  Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

14.6 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee's employment or any consultant's contractual relationship with the Corporation or a Designated Subsidiary.

14.7 The Plan shall be an unfunded obligation of the Corporation.  Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust.  The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

14.8 This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

15. SECTION 409A

15.1 It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A.  In addition, the following will apply to the extent that a Participant's Share Units are subject to Section 409A.

(a) Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary.

(b) If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a "separation from service" (within the meaning of Section 409A).

(c) If a Participant is a "specified employee" (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant's date of death.

(d) A Participant's status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.

(e) Each Participant, any beneficiary or the Participant's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant's estate harmless from any or all of such taxes or penalties.

(f) If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets of the Corporation" as defined under Section 409A and applicable regulations (a "409A Change in Control").  If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(g) In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and  Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h) In the event the Corporation terminates the Plan in accordance with Section 11.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A.  The Plan will not be terminated except as permitted under Section 409A.  No change to the termination provisions of Share Units or the Plan pursuant to Section 11.2(d) will be made except as permitted under Section 409A.

APPROVED by the Board, as amended on June 8, 2017, effective February 7, 2017.

SCHEDULE "B"

AMENDED DSU PLAN

B-1

TRILOGY INTERNATIONAL PARTNERS INC.

DEFERRED SHARE UNIT PLAN

ARTICLE 1
PREAMBLE AND INTERPRETATION

1.1        Purpose

The purpose of this Plan is to provide  ~~independent~~ Directors of the Company with the opportunity to acquire DSUs of the Company in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Company’s shareholders.

1.2        Definitions

For purposes of this Plan:

(a)	“Affiliate” means any Person that is controlled by the Company;

(b)	“Associate” has the meaning ascribed to it in the Securities Act (British Columbia);

(c)	“Award Date” means any date on which a grant of DSUs is made to a Participant;

(d)

“Award Market Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the volume-weighted average trading price of the Shares on the Stock Exchange for the five (5) trading days immediately preceding the Award Date. The volume weighted average trading price of the Shares shall be calculated by dividing the total value by the total volume of Shares traded for the relevant period. In the event that the Shares are not listed and posted for trading on any stock exchange, the Award Market Value shall be the Award Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(e)	“Awarded DSUs” is defined in Section 4.10(a) of this Plan;

(f)	“Blackout Restriction” is defined in Section 4.11 of this Plan;

(g)	“Board” means the board of directors of the Company as may be constituted from time to time;

(h)	“Business Day” means any day other than a Saturday or Sunday on which the TSX is open for trading;

(i)	“Cash Payment” is defined in Section 4.5(b) of this Plan;

(j)	“Cause” the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall include, but not be limited to:

(i)

willful misconduct of the Participant with regard to the Company, or any of its Affiliates, which constitutes a material breach of any of his or her obligations set forth in any written or unwritten agreement governing the terms of the Participant’s service as the same may then be in effect and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

	(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Company or any of its Affiliates;

(iii)

the Participant’s material breach of his or her fiduciary duties as a Director of the Company, or any of its Affiliates, or willful misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company, or any of its Affiliates, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant; or

	(iv)	the Participant’s conviction of an indictable offence or an analogous provision under the laws of a local jurisdiction;

(k)	“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)

the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(ii)

an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, more than 50% of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination; or

(iii)

the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than an Affiliate of the Company or other than in the ordinary course of business of the Company;

(l)

“Committee” means the Compensation and Corporate Governance Committee of the Board or such other committee of the Board as may be appointed by the Board to administer this Plan, provided, however, that if no Compensation and Corporate Governance Committee or similar committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer this Plan, all references in this Plan to “Committee” shall at such time be in reference to the Board;

(m)

“Company” means Trilogy International Partners Inc., a corporation existing under the laws of the Province of British Columbia, and any successor corporation whether by amalgamation, merger or otherwise, or any of its subsidiaries or Affiliates;

(n)	“Director” means a director of the Company;

(o)

“Directors’ Annual Remuneration” for a particular Participant means the aggregate of the annual retainer payable by the Company to the Participant in a calendar year for service on the Board and its committees;

(p)	“Distribution Date” is defined in Section 4.5(a);

(q)

“Distribution Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the volume-weighted average trading price of the Shares on the Stock Exchange for the five (5) trading days immediately preceding the Distribution Date. The volume weighted average trading price of the Shares shall be calculated by dividing the total value by the total volume of Shares traded for the relevant period. In the event that the Shares are not listed and posted for trading on any stock exchange, the Distribution Value shall be the Distribution Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(r)	“Dividend Equivalents” means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.3;

(s)

“Dividend Market Value” means, with respect to each Deferred Share Unit credited to a Participant’s DSU Account, the volume-weighted average trading price of the Shares on the Stock Exchange for the five (5) trading days immediately preceding the date for the payment of any dividend made on the Shares. The volume weighted average trading price of the Shares shall be calculated by dividing the total value by the total volume of Shares traded for the relevant period. In the event that the Shares are not listed and posted for trading on any stock exchange, the Dividend Market Value shall be the Dividend Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(t)	“DSU” or “Deferred Share Unit” means a bookkeeping entry, which is granted in accordance with this Plan, the value of which for the purposes of this Plan shall be equal to the Distribution Value;

(u)	“DSU Account” means the account set up on behalf of each Participant by the Company in accordance with Section 3.1(d);

(v)	“DSU Agreement” has the definition provided in Section 3.2(a);

(w)	“Election Notice” has the definition provided in Section 3.1(a);

(x)

“Eligible Participant” means an individual who is, at the relevant time, a~~n independent~~ Director of the Company, or any of its Affiliates or a Permitted Assign thereof, who is not an employee of the Company or any of its Affiliates or Permitted Assign thereof, including any non-executive chairperson of the Board, who is not an employee of the Company or any of its Affiliates or Permitted Assign thereof, including any non-executive chairperson of the Board;

(y)	“Equity Interests” means the issued and outstanding Shares and Trilogy Class C Units;

(z)	“Excess Compensation” is defined in Section 4.10(b) of this Plan;

(aa)	“Excess DSUs” is defined in Section 4.10(b) of this Plan;

(bb)	“Insider” has the meaning ascribed to it in the Securities Act (British Columbia);

(cc)	“NI 45-106” means National Instrument 45-106 – Prospectus Exempt Distributions or any successor instrument adopted from time to time by the Canadian Securities Administrators;

(dd)	“Participant” means an Eligible Participant who becomes a participant in this Plan in accordance with the terms of this Plan;

(ee)	“Payment Shares” is defined in Section 4.6(a);

(ff)	“Permitted Assign” has the meaning given to it in NI 45-106;

(gg)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(hh)	“Plan” means this Deferred Share Unit Plan as amended, restated, supplemented or otherwise modified from time to time;

(ii)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(jj)	“Security Based Compensation Arrangement” has the meaning attributed to such term in Section 613(b) of the TSX Company Manual;

(kk)

“Separation Date” means the date upon which a Participant ceases to hold any position as a director or employee, as applicable, of the Company or its Affiliates and is no longer otherwise employed by the Company or its Affiliates, including in the event of the death, retirement, resignation, termination other than for Cause or a Change of Control, or such other date as the Board may determine;

(ll)	“Share” means a common share in the capital of the Company or, in the event of an adjustment contemplated by Section 4.8, such other number or type of securities as the Board may determine;

(mm)	“Source Deductions” is defined in Section 4.6(b);

(nn)

“Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board;

(oo)	“Trilogy Class C Unit” means a class C unit of Trilogy International Partners LLC including all series thereof;

(pp)	“TSX” means the Toronto Stock Exchange;

(qq)	“TSX Rules” means the rules and policies or requirements of the TSX, as they may be amended from time to time; and

(rr)

“U.S. Eligible Participant” refers to a Participant who, at any time during the period from the date Deferred Share Units are granted to the Participant to the date such Deferred Share Units are settled, is subject to income taxation in the United States on the income received for his or her services as a director of the Company and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Canada-U.S. Income Tax Convention, as amended from time to time.

1.3	Certain Rules of Interpretation

(a)

Whenever the Board or, where applicable, the Committee or any sub- delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be.

	(b)	As used herein, the terms “Article” and “Section” mean and refer to the specified Article or Section of this Plan.

	(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

	(d)	As used herein, the term “including” means “including but not limited to” or “including without limitation”.

	(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

	~~(f)~~ 	~~For the purposes herein, a Director shall be “independent” if he or she satisfies the meaning of “independence” within s. 1.4 and 1.5 of National Instrument 52-110 Audit Committees.~~

1.4	Schedules

Schedule “A” – Form of DSU Agreement

Schedule “B” – Election Notice

ARTICLE 2
ADMINISTRATION OF THE PLAN

2.1	Administration of this Plan

	(a)	This Plan shall be administered by the Board and the Board shall have the sole and complete authority, in its discretion, to:

(i)	grant DSUs to Eligible Participants;

(ii)	determine the number of DSUs to be granted to Eligible Participants;

(iii)	determine the terms, including the limitations, restrictions, vesting period and conditions, if any, upon DSU grants to Eligible Participants;

(iv)	interpret this Plan and prescribe, modify and rescind rules and regulations relating to this Plan;

(v)	exercise rights reserved to the Company under this Plan;

(vi)	prescribe forms for notices to be prescribed by the Company under the Plan; and

(vii)	adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and

(viii)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of this Plan.

(b)

The Board’s determinations and actions under this Plan are final, conclusive and binding on the Company, the Participants and all other Persons, including any Participant’s heirs, executors, legal personal representatives and beneficiaries.

2.2	Delegation

(a)

To the extent permitted by applicable law, the Board may, from time to time, delegate to any specified officer of the Company, or to the Committee, all or any of the powers of the Board with respect to this Plan. In such event, the specified officer or the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion. In the event of any such delegation by the Board, references made to the Board herein, shall, as applicable, include a committee of the Board and/or any member thereof. Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Company, the Participants and all other Persons, including any Participant’s heirs, executors, legal personal representatives and beneficiaries.

(b)

Notwithstanding Section 2.2(a), oversight and ultimate responsibility for this Plan resides with the Board. At any time and from time to time, the Board may, in its discretion, take any action or make any decision which is otherwise delegated to the specified officer or the Committee pursuant to Section 2.2(a).

2.3	Eligibility

Each ~~independent~~ Director in office at the effective date of establishment of this Plan who is an Eligible Participant shall, without further formality, become a Participant in this Plan. Each person who becomes a Director at any time subsequent to the effective date of establishment of this Plan and who is an Eligible Participant shall thereupon, without further or other formality, become a Participant in this Plan. Eligibility to participate in this Plan does not confer upon any individual a right to receive an award of Deferred Share Units pursuant to this Plan.

2.4	Exemption from Plan Participation

Notwithstanding any other provision of this Plan, if a Participant is resident in a jurisdiction in which an award of Deferred Share Units under this Plan might be considered to be income which is subject to taxation at the time of such award, the Participant may elect not to participate in this Plan by providing a written notice to the Chief Financial Officer of the Company.

ARTICLE 3
DSU GRANTS, AGREEMENTS AND ACCOUNTS

3.1	DSU Grants

(a)

An Eligible Participant may elect by filing an election notice in the form attached hereto as Schedule “B” (an “Election Notice”), once each calendar year, to be paid any or all of his Directors’ Annual Remuneration in the form of Deferred Share Units, with the balance being paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the case of an existing Participant, the election must be completed, signed and delivered to the Company by the end of the calendar year preceding the calendar year to which such election is to apply. In the case of a new Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in the case of U.S. Eligible Participant, no later than 30 days after the Director’s appointment and shall only apply with respect to compensation for services to be performed after the election. For the first year of the Plan, Participants must make such election as soon as possible, and in the case of U.S. Eligible Participant, no later than 30 days after the adoption of the Plan. If no election is made in respect of a particular calendar year, the new or existing Participant will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation. The Company anticipates that each Participant will elect to receive not less than two-thirds (2/3) of their Directors’ Annual Remuneration in the form of Deferred Share Units; subject to certain limits and restrictions on the granting of DSUs provided for in this Plan including under Section 4.4(b)(iv) which limits the awards to not more than U.S.$66,667 worth of Shares annually.

(b)

Such Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Directors’ Annual Remuneration for the applicable calendar year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

	(c)	In the absence of a designation to the contrary, the Participant’s Election Notice shall remain in effect unless otherwise terminated.

(d)

DSUs credited to a Participant in accordance with the foregoing provisions of this Plan shall be recorded by the Company in the Participant’s DSU account (“DSU Account”) as soon as reasonably practicable thereafter.

3.2	DSU Agreement and DSU Account

(a)

Upon the grant of DSUs, the Company will deliver to the Participant a DSU agreement (“DSU Agreement”) substantially in the form of Schedule “A” (as such form may be amended or varied by the Board, in its sole discretion), dated as of the Award Date, containing the terms of the DSUs and executed by the Company, and upon delivery to the Company of the DSU Agreement executed by the Participant, such Participant will have the right to receive Shares on the terms set out in the DSU Agreement and in this Plan. Subject to any specific variations approved by the Board, all terms and conditions set out in this Plan will be deemed to be incorporated into and form part of each DSU Agreement made hereunder.

	(b)	A DSU Account shall be maintained by the Company for each Participant and in which shall be recorded all DSUs credited to a Participant from time to time.

	(c)	Statements of the DSU Accounts will be provided to Participants on an annual basis, or at such other times as may reasonably be requested by a Participant.

ARTICLE 4
DEFERRED SHARE UNITS

4.1	Number of Deferred Share Units

Deferred Share Units shall be credited to DSU Accounts maintained for each Participant on the books of the Company as of the Award Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date shall be determined by dividing: (a) the amount to be paid by, (b) the Award Market Value.

4.2	Vesting

Except as otherwise provided in a Participant’s DSU Agreement or any other provision of this Plan or as determined by the Board, in its sole discretion, Deferred Share Units credited to a Participant’s DSU Account pursuant to Sections 3.1 and 3.2 will vest on the Award Date.

4.3	Credits for Dividends

A Participant’s DSU Account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units (including fractional Deferred Share Units) as of each dividend payment date in respect of which normal cash dividends are paid on the Shares. Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Deferred Share Units recorded in the Participant’s DSU Account on the record date for the payment of such dividend, by (b) the Dividend Market Value. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.4	Maximum Securities

(a)

The number of Shares subject to any grants of Deferred Share Units (or portions thereof) that: (i) have been settled or redeemed; or (ii) have expired or been forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Deferred Share Units, shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, the number of Shares subject to grants of Deferred Share Units (or portions thereof) that the Company permits to be settled in cash in lieu of settlement in Shares shall automatically become available to be made the subject of new grants under this Plan.

(b)	Any grant of DSUs under this Plan shall be subject to the following restrictions (unless otherwise permitted by the TSX):

(i)	The maximum number of Shares which may be reserved for issuance under this Plan may not exceed 1.25% of the Equity Interests, unless shareholder approval is obtained as required by the TSX;

(ii)

The maximum number of Shares issuable to Insiders under this Plan, together with any Shares issued to Insiders pursuant to any other Security Based Compensation Arrangement, at any time, may not exceed 10% of the Equity Interests calculated on the Award Date, unless disinterested shareholder approval is obtained in accordance with TSX Rules;

(iii)

The maximum number of Shares issuable to Insiders under this Plan, together with any Shares issued to Insiders pursuant to any other Security Based Compensation Arrangement, within a 12-month period, may not exceed 10% of the Equity Interests calculated on the Award Date, unless disinterested shareholder approval is obtained in accordance with TSX Rules; and

(iv)	The aggregate number of Shares issuable to any ~~independent~~ director Participant pursuant to awards made under this Plan (excluding for dividends) shall not exceed U.S.$66,667 worth of Shares annually.

(c)	All DSUs granted pursuant to this Plan shall be subject to the TSX Rules, including any requirements for shareholder approval of this Plan or grants of DSUs under the TSX Rules.

4.5	Distribution of Payment Shares or Cash Payment

(a)

Subject to the delivery requirements in Section 4.6(a), a Participant shall have the right to receive Payment Shares in respect of Deferred Share Units recorded in the Participant’s DSU Account, less any Source Deductions (as such term is defined below), on one of the following dates (the “Distribution Date”):

(i)	the Separation Date; or

(ii)

such later date as the Participant may elect by written notice delivered to the Chief Financial Officer of the Company prior to the Separation Date, provided that in no event shall a Participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs, provided that in the case of U.S. Eligible Participants, the Distribution Date will be on the later of (i) “separation from service” within the meaning of Section 409A or (ii) the date that the U.S. Eligible Participant has elected provided that (A) such date is no later than December 31 of the calendar year following the calendar year in which the Separation Date occurs and (B) to the extent required by Section 409A, the U.S. Eligible Participant’s election with respect to such date was made during the calendar year prior to the calendar year in which the relevant Deferred Share Units were awarded.

The number of Payment Shares to be issued to the Participant on the Distribution Date shall be equal to the number of DSUs credited to the Participant’s DSU Account as of the Distribution Date.

(b)

Notwithstanding Section 4.5(a), an Eligible Participant or his legal representative, if applicable, may elect to receive from the Company, in lieu of the issuance by the Company of the Payment Shares in respect of Deferred Share Units, an amount in cash equal to the all or a portion of the Distribution Value of the Deferred Share Units (a “Cash Payment”), less any Source Deductions provided that the Company shall maintain the discretion to issue Payment Shares in respect of the settlement of Deferred Share Units. The Company anticipates that each Participant will elect to receive at least two–thirds (2/3) of their Deferred Share Units to be settled in Payment Shares notwithstanding an Eligible Participant’s election to receive a Cash Payment.

(c)	For greater certainty, any Deferred Share Units awarded to a Participant who is terminated for Cause will automatically extinguish on the Separation Date.

4.6	Distribution of Deferred Share Units in Payment Shares

(a)

The Company shall, within 10 Business Days after the Distribution Date (but no later than December 31st of the calendar year containing the Distribution Date to the extent required by Section 409A for U.S. Eligible Participants), issue to the Participant a number of treasury Shares equal to the number of Deferred Share Units in the Participant’s DSU Account that became payable on the Distribution Date (the “Payment Shares”), or pay the applicable alternative Cash Payment; provided that in no event shall the Company issue the Payment Shares or pay the Cash Payment later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. No fractional Shares will be issued and any fractional Deferred Share Units shall be settled in cash based on the Distribution Value on the relevant Distribution Date.

(b)	As a condition to the issue of treasury Shares or any Cash Payment in settlement of any Deferred Share Units:

(i)

the Company may require such Participant to pay or cause to be paid to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions in connection with the exercise of such Deferred Share Units (the “Source Deductions”); or

(ii)

in the event a Participant does not pay or cause to be paid the amount specified in (i) and is receiving Shares, the Company shall be permitted to: (I) engage a broker or other agent on behalf of the Participant, at the risk and expense of the Participant, to sell a portion of the underlying Shares issued on the exercise of such Deferred Share Units through the facilities of the TSX, and to apply the proceeds received to the sale of such underlying Shares as necessary so as to ensure that the Company is in compliance with the applicable Source Deductions relating to the exercise of the Deferred Share Units, or (II) reduce the number of Shares to be issued to a Participant in respect of redeemed Deferred Share Units in an amount that is equal in value to the cash amount of the Source Deductions and pay the Source Deductions in cash as necessary. In the case of clause (I), the Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Shares.

4.7	Death of Participant Prior to Distribution

Upon the death of a Participant prior to the distribution of the Deferred Share Units credited to the DSU Account of such Participant under this Plan, the Payment Shares shall be issued or the Cash Payment shall be made to the Participant’s legal representative or a dependent or relation of such Participant (collectively, the “estate”) on or about the thirtieth (30th) day after the Company is notified of the death of the Participant or on a later date elected by the Participant’s estate in the form prescribed for such purposes by the Company and delivered to the Company’s Chief Financial Officer no later than twenty (20) days after the Company is notified of the death of the Participant, provided that such elected date is no later than the last Business Day of the calendar year following the calendar year in which the Participant dies so that payment can be made on or before such last Business Day. If so elected by such Participant’s legal representative, the Cash Payment shall be equivalent to the amount which would have been paid to the Participant pursuant to and subject to Section 4.5, calculated on the basis that the day on which the Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon payment in full of the value of all of the Deferred Share Units that become payable under this Section 4.7, less any Source Deductions, the Deferred Share Units shall be of no further force or effect and no further payments will be made from this Plan in relation to the Participant.

4.8	Adjustments to Deferred Share Units

(a)

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, arrangement, take-over bid, compulsory acquisition, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company’s assets to shareholders (other than the payment of dividends in respect of the Shares as contemplated by Section 4.3), the DSU Account of each Participant and the Deferred Share Units outstanding under this Plan may be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to reflect such change or changes.

(b)

For greater certainty, no additional DSUs will be granted, nor any amount paid, to any Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company makes no representations or warranties to Participants with respect to this Plan or the Shares whatsoever. In seeking the benefits of participation in this Plan, a Participant agrees to accept all risks associated with a decline in the market price of Shares.

4.9	Tax Treatment

            Participants shall be responsible for all taxes with respect to any DSUs granted under this Plan, whether arising as a result of the grant or redemption of DSUs or otherwise. The Company makes no guarantees to any Person regarding the tax treatment of a DSU or issuances of Shares or payment of other consideration made under this Plan. The Company shall not be liable for, or obligated to pay in whole or in part, any taxes levied against a Participant or other negative tax consequences to a Participant in respect of the grant of DSUs, and none of the Company or any of its directors, officers or employees or representatives shall have any liability to a Participant with respect to the tax treatment of a DSU or issuances of Shares or payment of other consideration made under this Plan.

4.10	Clawback

(a)

In the event of a restatement of the Company’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any Deferred Share Units issued to a Participant (an “Awarded DSU”) would not have been issued to such Participant based on such restated results, the Board shall review the grant of the Awarded DSUs.

(b)	If the Board determines that:

(i)

Any Awarded DSUs would not have been issued had the Company’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”); and

(ii)	the Participant who received any Excess DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement,

any unexercised Excess DSUs shall be cancelled, and the Board shall, except as provided below, seek to recover for the benefit of the Company, the after- tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Shares acquired in respect of the Excess DSUs (collectively, the “Excess Compensation”).

(c)

In determining the after-tax portion of the Excess Compensation, the Board shall take into account its good faith estimate of the value of any tax deduction available to the Participant in respect of such repayment.

(d)

The Board shall not seek recovery to the extent it determines (i) that to do so would be unreasonable or (ii) that it would be better for the Company not to do so. In making such determination, the Board shall take into account such considerations as it deems appropriate, including (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of the claim may prejudice the interest of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct, and (D) any pending legal proceedings relating the applicable fraud or intentional illegal conduct.

(e)

Before the Board determines to seek recovery pursuant to this Section 4.10, it shall provide to the Participant written notice and the opportunity to be heard at a meeting of the Board (which may be in-person or telephonic), as determined by the Board.

(f)

If the Board determines to seek a recovery pursuant to this Section 4.10, it shall make a written demand for repayment from the Participant and, if the Participant does not within a reasonable period tender repayment in response to such demand, and the Board determines that the Participant is unlikely to do so, the Board may seek a court order against the Participant for such repayment.

4.11	Blackout Periods

Unless approved by the Board, if a DSU redemption notice is given, or a redemption date falls, within any period when a Blackout Restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments hereunder shall, without any further action, be extended to the tenth (10th) TSX trading day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the Participant’s Separation Date or with respect to a U.S. Eligible Participant to the extent required by Section 409A, a date that is later than December 31 of the calendar year containing the Participant’s Distribution Date. For the purposes of this Section 4.10, “Blackout Restriction” means a prohibition in effect on the Participant’s Separation Date that prohibits trading in the Company's securities pursuant to securities regulatory requirements.

ARTICLE 5
GENERAL

5.1	Amendment, Suspension, or Termination of Plan

(a)

Subject to the TSX Rules, applicable law and Section 5.1(b) and subject also to Section 5.1(c) below, the Board may, in its sole discretion, suspend or terminate this Plan at any time or from time to time amend, revise or discontinue the terms and conditions of this Plan or of any Deferred Share Unit granted under this Plan and any DSU Agreement relating thereto, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Deferred Share Unit previously granted except as permitted by the terms of this Plan or as required by applicable laws.

(b)

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Deferred Share Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board will remain able to make such amendments to this Plan or the Deferred Share Unit as would have been entitled to make if this Plan was still in effect.

(c)

The Board shall have the power and authority to approve amendments relating to this Plan or to Deferred Share Units, without approval by shareholders or disinterested shareholders (as applicable), to the extent such amendment:

(i)	is necessary to comply with applicable law or the requirements of the TSX;

(ii)	is an amendment to this Plan respecting administration and eligibility for participation under this Plan;

(iii)	alters, extends or accelerates the terms of vesting applicable to any Deferred Share Units;

(iv)	changes the termination provisions of a Deferred Share Unit or this Plan which does not entail an extension beyond the original expiry date of a Deferred Share Unit;

(v)	adds provisions permitting for the granting of cash-settled awards, financial assistance or clawback provisions; or

(vi)	is an amendment to this Plan of a “housekeeping nature”.

(d)

Notwithstanding Section 5.1(a) and Section 5.1(c), none of the following amendments shall be made to this Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution:

(i)

amendments to this Plan which would increase the number of securities issuable under this Plan, otherwise than in accordance with the terms of this Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

	(ii)	amendments to this Plan which would increase the number of securities issuable to Insiders, otherwise than in accordance with the terms of this Plan;

	(iii)	any amendments to Section 4.4(b)(iv);

	(iv)	amendments permitting awards other than DSUs to be made under this Plan;

	(v)	an amendment that would permit DSUs to be granted to persons other than Eligible Participants on a discretionary basis;

	(vi)	an amendment to permit DSUs to be transferred other than for estate settlement purposes or to Permitted Assigns; and

	(vii)	amendments deleting or reducing the range of amendments which require shareholders’ approval under this Section 5.1(d).

(e)

Subject to Section 5.13, if the Board terminates or suspends this Plan, previously credited DSUs may, at the Board’s election, be distributed to Participants or may remain outstanding and in effect in accordance with the terms of this Plan. If DSUs remain outstanding after Plan termination or suspension, such DSUs shall not be entitled to Dividend Equivalents unless at the time of termination or suspension the Board determines that the entitlement to Dividend Equivalents after termination or during suspension, as applicable, should be continued. Subject to the foregoing sentence, if the Board terminates or suspends this Plan, no new Deferred Share Units will be credited to the DSU Account of a Participant.

(f)	No amendment to this Plan shall cause this Plan to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision

5.2	Compliance with Laws

(a)

The administration of this Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted regulatory authority. If any provision of this Plan or any DSU contravenes any law or any order, policy, by-law or regulation of any regulatory body or the TSX, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(b)

Should the Board, in its sole discretion, determine that it is not feasible or desirable to issue DSUs in lieu of any or all of the Directors’ Annual Remuneration due to conflict with laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis).

(c)

If the Board determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or securities exchange is necessary or desirable, as a condition of, or in connection with, the crediting of DSUs or the issue of Payment Shares hereunder, the Company shall be under no obligation to credit DSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

5.3	Reorganization of the Company

The existence of any Deferred Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Company’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger, arrangement or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.4	Assignment by the Company

Rights and obligations under this Plan may be assigned by the Company to a successor in the business of the Company, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company, or any company acquiring all or substantially all of the assets or business of the Company.

5.5	Change of Control

(a)

In the event of a Change of Control, the Board may make such provision as the Board in its discretion considers appropriate in the circumstances, including providing for a substitute, provided such provision complies with Section 5.1(f).

(b)

Upon a Change of Control, all Deferred Share Units then outstanding may be substituted by or replaced with Deferred Share Units of the continuing entity on the same terms and conditions as the original Deferred Share Units unless substitution or replacement of the Deferred Share Units is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such Deferred Share Units may be settled) shall, at the discretion of the Board, be accelerated in full, and the Deferred Share Units shall terminate if not settled (if applicable) at or prior to such event. If the Board has, pursuant to the provisions of this Section 5.5(b), permitted the conditional settlement of Deferred Share Units in connection with a potential Change of Control, then the Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control, and on such terms as it sees fit, any Deferred Share Units not settled, provided the above complies with Section 5.1(f).

5.6	DSUs Non-Transferable

Except as specifically provided herein, Deferred Share Units are non-transferable.

5.7	Participation is Voluntary; No Additional Rights

The participation of any Participant in this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in this Plan and any DSU Agreement. In particular, participation in this Plan does not constitute a condition of service nor a commitment on the part of the Company to ensure the continued service of such Participant. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as an Eligible Participant or otherwise.

5.8	No Shareholder Rights

Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, nor shall any Participant be considered the owner of Shares by virtue of the award of Deferred Share Units.

5.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, this Plan shall be unfunded and the Company will not secure its obligations under this Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

5.10	Participant Information

Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer this Plan. Each Participant acknowledges that information required by the Company in order to administer this Plan may be disclosed to the Board and other third parties in connection with the administration of this Plan. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant’s behalf.

5.11	Effective Date of this Plan

This Plan is effective as at February 7, 2017. Any unallocated entitlements under this Plan shall terminate if this Plan is not approved by the shareholders of the Company on or before the third anniversary of the date of each shareholders’ meeting at which this Plan is approved; provided however, that any DSU grants in effect prior to any termination shall survive such termination.

5.12	Governing Law

This Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

5.13	Section 409A

It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the following will apply with respect to the rights and benefits of U.S. Eligible Participants under the Plan:

(a)

Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Eligible Participant may not be reduced by, or offset against, any amount owing by the U.S. Eligible Participant to the Company or any of its affiliates.

(b)

If a U.S. Eligible Participant becomes entitled to receive payment in respect of any Deferred Share Units as a result of his or her “separation from service” (within the meaning of Section 409A), and the U.S. Eligible Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Board makes a good faith determination that (i) all or a portion of the Deferred Share Units constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six- month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S. Eligible Participant before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S. Eligible Participant’s date of death.

(c)

A U.S. Eligible Participant’s status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

(d)

Each U.S. Eligible Participant, any beneficiary or the U.S. Eligible Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any affiliate shall have any obligation to indemnify or otherwise hold such U.S. Eligible Participant or beneficiary or the U.S. Eligible Participant’s estate harmless from any or all of such taxes or penalties.

(e)

If and to the extent that DSUs would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Deferred Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable DSU Agreement as if such Change of Control had not occurred. Upon a 409A Change of Control, all Deferred Share Units then outstanding shall either: (i) be substituted by or replaced with Deferred Share Units of the continuing entity on the same terms and conditions as the original Deferred Share Units, or (ii) terminate and the underlying Payment Shares or Cash Payment, as applicable, shall become payable in accordance with the regulations under Section 409A.

(f)

In the event that the Board determines that any amounts payable hereunder will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Company may (i) adopt such amendments to the Plan and Deferred Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Deferred Share Units hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(g)

In the event the Company terminates the Plan in accordance with Section 5.1, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under 409A. The Plan will not be terminated except as permitted under 409A.

APPROVED by the Board, as amended on June 8, 2017, effective February 7, 2017.

SCHEDULE “A”

FORM OF DSU AGREEMENT

TRILOGY INTERNATIONAL PARTNERS INC.

This DSU Agreement is entered into between Trilogy International Partners Inc. (the “Company”) and the Eligible Participant named below, pursuant to the Company’s Deferred Share Unit Plan (the “Plan”), a copy of which is attached hereto, and confirms that on [INSERT AWARD DATE], [INSERT NAME OF ELIGIBLE PERSON] (the “Eligible Participant”) was authorized by the Company to receive up to US$66,667 in Deferred Share Units (“DSUs”), in accordance with the terms of this Plan and the following terms:

The DSUs shall be granted to the Eligible Participant in equal quarterly installments on the final day of each calendar quarter, provided that the Eligible Participant is a member of the Board of Directors of the Company at such time.

[INSERT ANY ADDITIONAL TERMS].

By signing this agreement, the Eligible Participant:

(a)

acknowledges that he or she has read and understands this Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this DSU Agreement (subject to any specific variations contained in this DSU Agreement);

(b)	acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the exercise of any DSU, as provided in Sections 4.6 and 4.9 of this Plan;

(c)	agrees that a DSU does not carry any voting rights;

(d)	recognizes that the value of a DSU upon delivery is subject to stock market fluctuations; and

(e)

recognizes that, at the sole discretion of the Company, this Plan can be administered by a designee of the Company by virtue of Section 2.2 of this Plan and any communication from or to the designee shall be deemed to be from or to the Company.

IN WITNESS WHEREOF the Company and the Eligible Participant have executed this DSU Agreement as of [INSERT DATE].

TRILOGY INTERNATIONAL PARTNERS INC.

Per: _______________________________________
Authorized Signing Officer

_________________________________
Participant

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your DSUs.

SCHEDULE “B”

FORM OF DSU ELECTION NOTICE

TRILOGY INTERNATIONAL PARTNERS INC.

In order to exercise your right as a Participant, subject to the conditions in this Plan, to elect to be credited with DSUs in lieu of any amount of your Directors’ Annual Remuneration otherwise payable to you in cash in any calendar year, please complete the information below and return a signed and dated copy of this Election Notice to the Company’s Chief Financial Officer not later than the last day of the calendar year immediately preceding the calendar year in respect of which you are making this election.

I hereby elect, for the calendar year ended ______________________________, to receive in DSUs _______% (please insert applicable percentage) of the Directors’ Annual Remuneration otherwise payable to me in cash in such calendar year.

I confirm that:

1.	I have received and reviewed a copy of the terms of this Plan and agreed to be bound by such terms.

2.	I understand that I will not be able to cause the Company to redeem DSUs granted under this Plan until I am no longer any of an Eligible Participant of the Company.

3.

I recognize that when DSUs credited pursuant to an election made under this Election Notice are redeemed in accordance with the terms of this Plan after I am no longer an Eligible Participant of the Company, income tax and other withholdings as required will arise at that time that will be my obligations (and not the Company’s, except as required by law).

4.	I understand that the value of DSUs are based on the value of the Shares of the Company and therefore are not guaranteed.

5.	I further understand that the foregoing is only a brief outline of certain key provisions of this Plan and that for more complete information, reference should be made to the Plan in its entirety.

Date

Participant

SCHEDULE "C"

BOARD MANDATE

1. Purpose

The Board of Directors (the "Board") has the duty to supervise the management of the business and affairs of Trilogy International Partners Inc. (the "Company"). The Board, directly and through its committees and the chair of the Board (the "Chair"), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, quorum requirements, meeting procedures and notices of meetings are governed by the Business Corporations Act (British Columbia), applicable Canadian securities laws, applicable stock exchange rules (including the rules of the Toronto Stock Exchange) and the articles of the Company, in each case as they may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company's principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Compensation and Corporate Governance Committee.

Chair of the Board

If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as "Lead Independent Director" and who will assume responsibility for enhancing the effectiveness and independence of the Board.

3. Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a) Strategic Plans

The Board shall adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company's strategic planning process and the Company's annual strategic plan.  In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b) Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company's annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c) Monitoring

At least annually, the Board shall review management's implementation of the Company's strategic, business and capital plans.  The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a) General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company's business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b) Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a) General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company's approach to human resource management and executive compensation.

(b) Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Independent Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c) Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(a) General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company's approach to corporate governance.

(b) Director Independence

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

(c) Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") applicable to directors, officers and employees of the Company.  At least annually, the Board shall review the report of the Compensation and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate.  The Board shall review reports from the Compensation and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(d) Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

(a) General

The Board has adopted a Disclosure Policy for the Company.  At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company's overall Disclosure Policy, including measures for receiving feedback from the Company's stakeholders, and management's compliance with such policy.  The Board shall, if advisable, approve material changes to the Company's Disclosure Policy.

(b) Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports, periodic press releases and other continuous disclosure documentation, as applicable. Directors and management meet with the Company's shareholders at the annual meeting and are available to respond to questions at that time. In addition, the Company shall maintain a website that is regularly updated and provides investors with relevant information on the Company and an opportunity to communicate with the Company.

4. Committees of the Board

The Board has established the following committees: the Compensation and Corporate Governance Committee and the Audit Committee. Subject to applicable law and regulations, the Board may establish other Board committees or merge or dispose of any such Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee.  At least annually, each committee mandate shall be reviewed by the Compensation and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee's mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting.

5. Meetings

The Board will endeavour to meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company's constating documents.

Secretary and Minutes

The Company's Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present. The Lead Independent Director, if applicable, is primarily responsible for the agenda and for supervising the conduct of the meeting.

Directors' Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

In discharging the forgoing duties and responsibilities, the Board shall have unrestricted access to management and employees of the Company and to the relevant books, records and systems of the Company as considered appropriate. The Board shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities.  The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committees

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public corporation.

6. Director development and evaluation

Each new director shall participate in the Company's initial orientation program and each director shall participate in the Company's continuing director development programs.  The Compensation and Corporate Governance Committee shall review with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees; and (ii) the legal obligations of a director of the Company. At least annually, the Board with the assistance of the Compensation and Corporate Governance Committee, shall review the Company's initial orientation program and continuing director development programs.

7. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company.  While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company's Articles and By-laws, it is not intended to establish any legally binding obligations.

SCHEDULE "D"

AUDIT COMMITTEE CHARTER

Section 1 PURPOSE

The audit committee (the "Audit Committee") is a committee of the board of directors (the "Board") of Trilogy International Partners Inc. (the "Corporation").  The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a) recommending to the Board the appointment and compensation of the Corporation's external auditor;

(b) overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c) pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation's external auditor;

(d) satisfying themselves that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than the public disclosure described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f) reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation;

(g) reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis ("MD&A") and other financial information provided by the Corporation to any governmental body or the public; and

(h) receiving and acting on reports regarding possible violations of the Corporation's Code of Business Conduct and Ethics.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter.  However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2 LIMITATIONS ON AUDIT COMMITTEE'S DUTIES

In contributing to the Audit Committee's discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3 COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 - Audit Committees ("52-110") of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.  All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices.  At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert.  Each member must be "financially literate" within the meaning of 52-110 or must become financially literate within a reasonable period of time following his or her appointment.  The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed.  Unless a Chair of the Audit Committee (the "Chair") is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation's securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require.  The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary.  For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.  In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours' notice to each of its members.  The notice period may be waived by all members of the Audit Committee.  Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation's articles from time to time.

Section 4 ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee's role), the Audit Committee should:

(1) Determine any desired agenda items;

(2) Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3) Review the public disclosure regarding the Audit Committee required by 52-110;

(4) Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5) Summarize in the Corporation's annual information form the Audit Committee's composition and activities, as required; and

(6) Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7) Review and recommend to the Board for approval the Corporation's annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8) Review other financial information provided to any governmental body or the public as they see fit.

(9) Review, recommend and approve any of the Corporation's press releases that contain financial information.

(10) Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11) Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors' audit plan.

(12) Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation's financial condition, financial performance and cash flow.

(13) Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14) Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15) Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor's independence.

(16) Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17) Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19) Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20) Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21) Review the scope, plan and results of the external auditor's audit and reviews, including the auditor's engagement letter, the post-audit management letter, if any, and the form of the audit report.  The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22) Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23) Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24) Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25) Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26) Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27) Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28) Review with management and the external auditor the Corporation's accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor's preferred treatment and any other material communications with management with respect thereto.

(29) Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30) If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31) Periodically consider the need for an internal audit function, if not present.

Risk Management

(32) Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33) The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34) Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35) Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36) Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i) the Charter of the Audit Committee;

(ii) the composition of the Audit Committee;

(iii) the relevant education and experience of each member of the Audit Committee;

(iv) the external auditor services and fees; and

(v) such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37) Review in advance, and approve, the hiring and appointment of the Corporation's senior financial executives by the Corporation, if any.

(38) Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5 AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation's security holders for any purpose whatsoever.  The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation or other liability whatsoever.

SCHEDULE "E"

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE MANDATE

1. Purpose And Scope

The Compensation and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Trilogy International Partners Inc. (the "Company") shall exercise the responsibilities and duties set forth below in respect of compensation and corporate governance matters.

The Committee's responsibilities and duties shall include, but not be limited to: determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer of the Company ("CEO"); reviewing the CEO's recommendations respecting compensation of the other senior executives of the Company; and determining and making recommendations with respect to the corporate governance of the Company.

In respect of corporate governance matters, the Company believes that "corporate governance" means the process and structure used to oversee the management of the business and affairs of the Company in the best interests of the Company.  The process and structure define the division of power between, and establish mechanisms for achieving accountability by, the Board and senior management of the Company.

2. Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

A majority of the members of the Committee shall be independent, within the meaning of the provisions of National Policy 58-201 Corporate Governance Guidelines, as it may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Term of Members

The members of the Committee shall be appointed annually by the Board.  Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.  Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Meetings

Number of Meetings

The Committee shall meet as many times as required to carry out its duties and responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present.  A majority of members of the Committee shall constitute a quorum.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee.  Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board.  However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

4. Duties and Responsibilities

Subject to the powers and duties of the Board, the Board has delegated the following powers and duties to be performed by the Committee on behalf of and for the Board:

Compensation Overview

To fulfil its responsibilities and duties in developing the Company's approach to compensation issues, the Committee shall:

(a) review and approve corporate goals and objectives relevant to CEO compensation;

(b) evaluate the CEO's performance in light of those corporate goals and objectives, and make recommendations to the Board with respect to the CEO's compensation level based on its evaluation;

(c) review the recommendations to the Committee of the CEO respecting the appointment, compensation and other terms of employment of the Chief Financial Officer, all senior management reporting directly to the CEO and all other officers appointed by the Board and, if advisable, approve and recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(d) conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, approve the rotation of senior executives into new roles to broaden their responsibilities;

(e) prepare an emergency succession plan and contingency plan for the Company for the CEO for a scenario in which the CEO suddenly and unexpectedly is unable to perform his or her duties for an extended period;

(f) administer and interpret the Company's share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the Board the grant of options thereunder and the terms thereof;

(g) review the Company's pension and retirement arrangements in light of the overall compensation policies and objectives of the Company;

(h) review employment agreements between the Company and the CEO, and between the Company and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the Committee and approval by the Board;

(i) review management's policies and practices respecting the Company's compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or arrangements;

(j) recommend to the Board for its approval the terms upon which directors shall be compensated, including the Chair of the Board (if applicable) and those acting as committee chairs and committee members;

(k) review on a periodic basis the terms of and experience with the Company's executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(l) review executive compensation disclosure before the Company publicly discloses this information;

(m) submit a report to the Board on human resources matters at least annually; and

(n) prepare an annual report for inclusion in the Company's management information circular to shareholders respecting the process undertaken by the Committee in its review of compensation issues and prepare a recommendation in respect of CEO compensation.

Corporate Governance Overview

To fulfil its responsibilities and duties in developing the Company's approach to corporate governance issues, the Committee shall:

(o) conduct a periodic review of the Company's corporate governance policies and make policy recommendations aimed at enhancing Board and committee effectiveness.  The Committee shall review overall governance principles, monitor disclosure and best practices of comparable and leading companies, and bring forward to the Board a list of corporate governance issues for review, discussion or action by the Board or its committees;

(p) review the disclosure in the Company's public disclosure documents relating to corporate governance practices and prepare recommendations to the Board regarding any other reports required or recommended on corporate governance;

(q) propose agenda items and content for submission to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance to the Board;

(r) conduct a periodic review of the relationship between management and the Board, particularly in connection with a view to ensuring effective communication and the provision of information to directors in a timely manner;

(s) review annually the Board of Directors Mandate and the mandates for each committee of the Board, and where necessary, recommend changes to the Board.  The Committee shall review and recommend the appropriate structure, size, composition, mandate and members for the committees, and recommend for Board approval the appointment of each to Board committees;

(t) recommend procedures to ensure that the Board and each of its committees function independently of management;

(u) monitor conflicts of interest (real or perceived) of both the Board and management in accordance with the Code of Business Conduct and Ethics, and other policies on conflicts of interest and ethics; and

(v) recommend procedures to permit the Board to meet on a regular basis without management or non-independent directors.

Nomination, Composition and Qualifications for the Board

To fulfil its responsibilities and duties in developing the Company's approach to nomination, composition and qualifications for the Board, the Committee shall:

(w) develop and update a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company, and report to the Board thereon at least annually;

(x) undertake on an annual basis an examination of the size of the Board, with a view to determining the impact of the number of directors, the effectiveness of the Board, and recommend to the Board, if necessary, a reduction or increase in the size of the Board;

(y) endeavour, in consultation with the Chair of the Board (or lead director, if applicable), to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(z) in consultation with the Chair of the Board (or lead director, if applicable), and the CEO, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Board new director nominees for the next annual meeting of shareholders; and

(aa) in consultation with the Chair of the Board (or lead director, if applicable), annually or as required, recommend to the Board, the individual directors to serve on the various committees.

In making its recommendations, the Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the boardroom.  The Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as a Board member.

The Committee may also recommend for Board approval the removal of a director from the Board or from a Board committee if he or she is no longer qualified to serve as a director under applicable requirements or for any other reason the Committee considers appropriate.

Orientation and Continuing Education of Board Members

The Committee shall maintain policies and procedures to ensure sufficient orientation procedures are in place to enable new directors to operate efficiently from the beginning of their appointment.  The Committee shall review with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees; and (ii) the legal obligations of a director of the Company.

The Committee shall also ensure that sufficient continuing education and development programs are in place for all members of the Board.

The Committee shall review, monitor and, where necessary, make recommendations regarding the Company's initial orientation and the continuing education and development program for existing directors.

Board Effectiveness

The Committee, in consultation with the Chair of the Board (or lead director, if applicable), shall endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board with a view to ensuring that they are fulfilling their respective responsibilities and duties.

The Committee shall recommend to the Board an appropriate annual process to evaluate the Board and each of the committees, and the responsibilities of each of the directors individually.

Review of Breaches of the Code of Business Conduct and Ethics

The Committee shall receive reports from the CEO regarding breaches of the Code of Business Conduct and Ethics, and shall in turn report those breaches to the Board.  The Committee shall review investigations and any resolutions of complaints received under the Code of Business Conduct and Ethics and report annually to the Board thereon.

5. Access to Management and Outside Advisors

The Committee shall have unrestricted access to management and employees of the Company, including documents and resources necessary to carry out its duties and responsibilities.  In the discharge of its duties and responsibilities, the Committee shall have the authority to communicate directly with and seek information it requires from any officer or employee of the Company and such persons shall be instructed by the Board to respond to such inquiries.

The Committee shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Committee, for the services of these advisors.

6. Sub-Committee

The Committee may designate a sub-committee to review any matter within this Mandate as the Committee deems appropriate.

7. Mandate Review

The Committee shall review and assess the adequacy of this Mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to this Mandate as considered.

8. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company.  While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company's Articles, it is not intended to establish any legally binding obligations.

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